

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991





Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

24 April 2006

Dear Sir

Friends Provident plc - File number 82 - 524

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

23 Mar 2006	Preliminary Results - Part 1
23 Mar 2006	Preliminary Results - Part 2
28 Mar 2006	Director/PDMR Shareholding
29 Mar 2006	Treasury Stock
31 Mar 2006	Director/PDMR Shareholding
4 Apr 2006	Treasury Stock
11 Apr 2006	Director/PDMR Shareholding
13 Apr 2006	Treasury Stock
19 Apr 2006	Issue of Debt



Should you require any assistance, please do not hesitate to contact me by email to jenni.horn@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Senior Company Secretariat Assistant

Enc.





Company	Friends Provident PLC
TIDM	FP.
Headline	Preliminary Results - Part 1
Released	07:01 23-Mar-06
Number	2551A

RNS Number:2551A
Friends Provident PLC
23 March 2006

Part 1

23 March 2006

Friends Provident plc - Preliminary Announcement for the year ended 31 December 2005

Well balanced rapid growth

Group highlights

- Record life & pensions new business profits - up 85%
- International contribution from new business - fourfold increase
- Successfully completed integration of asset management merger - ISIS/F&C

	EEV basis			IFRS basis		
	2005	2004	Change	2005	2004	Change
Underlying profit before tax*	£524m	£392m	+34%	£224m	£171m	+31%
Profit before tax	£600m	£375m	+60%	£367m	£221m	+66%
Pro forma embedded value *	£3,464m	£3,091m	+12%	-	-	-
New business PVNBP*	£5,397m	£3,178m	+70%	-	-	-
Contribution from new						
business	£144m	£78m	+85%	-	-	-
Pro forma embedded value						
per share*	£1.65	£1.59	+4%	-	-	-
Underlying earnings						
per share*	16.3p	15.8p	+3%	8.8p	10.3p	-15%
Basic earnings per share	21.2p	15.6p	+36%	6.3p	7.9p	-20%
Dividend per share*	7.7p	7.55p	+2%	7.7p	7.55p	+2%

Keith Satchell, group chief executive, said:

"Friends Provident has delivered another strong set of results, both overseas

and in the UK, with increased profits, excellent sales, a strong capital position and an increased dividend.

"We achieved a good performance in UK life and pensions against a challenging marketplace, significantly expanded international operations and, with F&C, successfully delivered a highly complex integration.

"We have continued our successful transition to become one of the fastest growing financial services companies, based in the UK, but with an increasing international focus.

"In summary, Friends Provident is a strong, well-balanced, profitable business underpinned by Five Star service and quality people and the outlook for the Group continues to be very positive."

* See notes to editors.

- Ends -

For further information, please contact:

Nick Boakes	Friends Provident plc	0845 641 7814
Di Skidmore	Friends Provident plc	0845 641 7833
Simon Moyse	Finsbury Limited	020 7251 3801

Ref: G056

Notes to editors:

1. An interview with Keith Satchell, group chief executive and Philip Moore, group finance director, will be available to view in video, audio and text formats at www.friendsprovident.com and www.cantos.com from 7.00am today.

2. An analyst presentation will take place at 9.30am today at JPMorgan Cazenove, 20 Moorgate, London EC2R 6DA.

3. The analyst presentation will be webcast live and can be viewed on the Friends Provident website: www.friendsprovident.com/results

4. The presentation slides will be available from 9.30am today on www.friendsprovident.com/presentations

5. Friends Provident media image library is available at www.friendsprovident.com/imagelibrary. A Newscast login is required.

6. Financial reporting dates

Dividend dates:	
Shares go ex dividend	5 April 2006
Record date	7 April 2006
Dividend paid	30 May 2006
Financial Reporting Calendar:	
Friends Provident Life & Pensions Quarter 1 New Business Announcement	28 April 2006
F&C Asset Management plc Quarter 1 Funds Under Management	28 April 2006
F&C Asset Management plc Annual General Meeting	16 May 2006
Friends Provident plc Annual General Meeting	25 May 2006
Friends Provident International Workshop	7 June 2006
F&C Asset Management plc Interim Results	7 August 2006
Friends Provident plc Group Interim Results and Life & Pensions Quarter 2 New Business Announcement	8 August 2006
Friends Provident Life & Pensions Quarter 3 New Business Announcement	31 October 2006
F&C Asset Management plc Quarter 3 Funds Under Management	31 October 2006

7. Underlying profit on an EEV basis represents profit (based on expected investment return) attributable to ordinary shareholders of the parent before impairment of Asset Management goodwill, amortisation and impairment of Asset Management acquired intangible assets, and non-recurring items.

8. Underlying profit on an IFRS basis represents profit (based on longer-term investment return) attributable to ordinary shareholders of the parent and excludes returns on Group controlled funds attributable to third parties and before impairment of goodwill, amortisation and impairment of acquired intangible assets and acquired present value of in-force business, and non-recurring items, less interest payable on Step-up Tier one Insurance Capital Securities (STICS).

9. Pro-forma embedded value is the shareholders' equity on the EEV basis, adjusted to bring the value of F&C to market value.

10. New business is reported on the Present Value of New Business Premiums (PVNBP) basis, which represents single premiums plus the expected present value of new business regular premiums. This replaces the Annual Premium Equivalent basis used previously. 2004 comparatives have been restated accordingly.

11. Dividend per share includes the interim dividend paid in November 2005 and the proposed final dividend payable in May 2006, which is subject to approval at the Annual General Meeting.

12. Certain statements contained in this announcement constitute 'forward-looking statements'. Such forward-looking statements involve risks, uncertainties and other factors, which may cause the actual results, performance or achievements, from time to time, of Friends Provident plc, its subsidiaries and subsidiary undertakings or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, adverse changes to laws or regulations; risks in respect of taxation; unforeseen liabilities from product reviews; asset shortfalls against product liabilities; changes in the general economic environment; levels and trends in mortality and morbidity; restrictions on access to product distribution channels; increased competition; and the ability to attract and retain personnel. These forward-looking statements are made only as at the date of this announcement and, save where required in order to comply with the Listing Rules, there is no obligation on Friends Provident plc to update such forward-looking statements.

Commentary

GROUP PROGRESS AND OUTLOOK

The Friends Provident Group has continued to advance strongly through 2005, increasing its international dimension and achieving a new scale and balance to Group profits and prospects. Our 2005 financial performance is characterised by growing profitability, further diversification of earnings, continued control of expenses, effective management of risks, increased cash generation and a strengthened balance sheet.

We support the recent moves to introduce more transparent reporting, and this is reflected in the greater level of disclosure in this announcement, including the identification of the risks we face. Our success is linked to our ability to understand and profit from such risks.

Our strategy continues to prove itself appropriate to the growth and development of the Group, which is organised around its three core business segments of UK Life & Pensions, International Life & Pensions and Asset Management.

Record levels of new life and pensions business have been achieved. Our share of

the UK market has increased although the mix of business has moved towards lower margin products. The group pensions market was, and remains, the most buoyant for us and we expect our strong growth in sales to continue. During 2005, two banks and two building societies were included in the 22 new distribution agreements secured, which will help us build our position in the higher-margin but very competitive protection market. Overall we have seen the momentum in 2005 continuing into 2006 and anticipate increasing our market share, with stable margins across the range of product segments. We expect 2006 market growth to be broadly similar to 2005.

More than 40% of life and pensions new business is now coming from the generally more profitable international cross-border market. The acquisition in January 2005 of Lombard has added significantly to our international diversification and future growth prospects. Friends Provident International and Lombard have both made good progress throughout 2005 across all their regions of operation, and new business profits now exceed that for the UK for the first time in our history. We anticipate that production will continue to expand, building on well-established distribution partner relationships, although our primary focus is on profit rather than volume.

In asset management, F&C's funds under management at the end of 2005 were £131 billion although this was before the previously announced repatriation of £20 billion Resolution Life funds and other withdrawals over the first quarter of 2006. The integration of ISIS with F&C was successfully completed and the forecast £33 million of ongoing annual cost synergies will be delivered by the end of 2006. Our priority is to grow organically. The management team and structure has been reshaped and focus is firmly on investment performance and targeting new business in higher margin areas.

In summary, we are announcing strong results, achieved through a good performance in UK life and pensions against a challenging marketplace, expanded international operations making excellent headway, with F&C, now with the complex integration behind, better structured for future success.

UK LIFE & PENSIONS

Our view of the market

We believe that new market opportunities, such as those linked to the increasing need for private pension provision, will lead to significant prospects for market growth in the medium term. In 2005, the overall market grew by 10% and we forecast market growth of 8-10% in 2006.

Protection

There are some encouraging signs in the housing market. The Bank of England reported consistent increases in the number of mortgage approvals in the later months of 2005 and several lenders have reported increases in property prices in the early months of 2006. This suggests that we should start to see a more buoyant market for protection products emerging in the year ahead.

Investments

The investment market is changing. There is an increased focus on asset allocation and many consumers with the wealth to invest have less time to manage their investments. This is leading to a trend for account aggregation for high net worth clients. With market growth traditionally linked to stock market confidence and increases in personal disposable income, we anticipate modest growth for 2006.

Group pensions

It is now clear that the most efficient way to encourage greater private

provision, and therefore less dependence on the State, is through workplace pensions. The Government's pensions reform agenda will need to address consumer concerns and, we believe, have the full support of the industry if this is to have optimum impact on the growing pensions crisis. We expect employer-sponsored schemes to experience growth and attract new members over the medium term.

Individual pensions

With debate over the Government's pensions reform agenda likely to increase awareness of the importance of private provisions, we anticipate steady growth in the individual pension marketplace.

Post-retirement

With the percentage of adults over retirement age set to increase, the need for post-retirement income solutions is anticipated to grow. Following changes in legislation, from 6 April 2006, it will no longer be compulsory for consumers to convert their pension fund into an annuity and this change is expected to reverse the recent trend of a declining income drawdown market. The risks associated with annuity business can be considerable, as future profits depend on accurate assumptions regarding, for example, longevity. This market is expected to grow in 2006, although it is currently not an area of focus for Friends Provident.

Our trading performance and outlook

UK total
New business PVNBP increased 21% to £3,192 million growing our share of this market from 4.3% to 4.7%. Our trading results reflect our focus on pensions, both group and individual, protection and investments, although 2005 saw a marked change in mix, away from protection and towards group pensions.

Protection
New business, including income protection, decreased by 8% to £400 million. The subdued housing market coupled with a fiercely competitive marketplace has been, and will remain, challenging. Our overall offering is a strong one. We intend to ensure that our service remains a differentiator and our pricing is competitive. As 2006 progresses, the numerous distribution agreements secured last year should help us build our share of a market expected to expand.

Investments
New business increased by 15% to £672 million. Our performance was aided by the general recovery of this market. The majority of new business is transacted online and our fund range was further extended in 2005 to continue our provision of 'best of breed' investment opportunities. The outlook for sales remains positive, with the prospect of stable margins.

Group pensions
New business increased by 48% to £1,577 million. Tendering opportunities, particularly from fee-based Employee Benefit Consultants, and the quality of schemes under review increased as the year progressed. Our success in winning new schemes and increasing our market share from 6.8% to 8.8% is based on our capability to customise scheme design without compromising good service. The imminent A-Day changes will add further impetus to an already strong market and to the drive towards defined contribution and contract-based schemes, which plays to our position in the market. We are very well placed to continue to grow our market share throughout 2006, maintaining our focus on larger schemes.

Individual pensions
New business increased by 9% to £301 million. Excluding contracting-out rebate payments from the Department of Work & Pensions, new business increased by 36% to £193 million. This is a result of our effective relaunch into this market in April 2005 after the Government reconsidered its stance on charging structures.

We are successfully targeting the more profitable single premium market. Although competitor activity is intensifying, we expect to maintain growth at least in line with the steady growth expected in this market.

Annuities
New business decreased by 14% to £242 million. Our approach to this market segment remains one of caution, and we follow a strategy of prioritising margins over volumes.

Operational highlights

The 2005 operational highlights for UK Life & Pensions were:

- 22 new distribution agreements secured, predominantly for protection business
- New distribution agreements secured with banks and building societies, extending our distribution reach
- A number of large bespoke pension schemes secured
- New individual pensions proposition launched
- Consistently delivered against our prescribed service levels and quality commitments
- Maintained our Five Star ranking for service
- Voted the top Life & Pensions e-commerce provider (Financial Adviser Practiv Service Awards) and Advisers Choice (Online Finance Awards)

Understanding and management of risks

Below are what we perceive to be the key risks facing the business, and our approach to managing them:

- Changes to the distribution landscape. For example, from unexpected consequences of depolarisation and the emergence of multi-ties.

  We have secured places on many best advice and multi-tie panels with numerous leading distributor firms and have been able to attract all types of distributors by delivering excellent service, products and technology.

- Competitors develop more advanced IT solutions and capture technology leadership.

  Our operating platforms are leading edge and our structure is designed for continuous development to be achieved. We monitor competitor activity carefully.

- Impact of the Pensions Commission's recommendations for changes to the UK approach to private pensions and long-term savings.

  There is currently uncertainty over the Government's response to these recommendations. We believe that our industry can deliver the Commission's goals more effectively than the State, building on the stakeholder model of pension provision, combined with automatic enrolment and matching employer contributions. We support the 'Partnership Pensions' proposals of the ABI, and believe that Government, employers, the pensions industry and individuals must each play their part in helping to provide a secure and more comfortable retirement for all.

- Movements in equity markets.

  We have set risk appetite for equity risk across the different types of funds and have an investment strategy that reflects this risk appetite, such as the use of hedging strategies and secure assets to back guarantees.

INTERNATIONAL LIFE & PENSIONS

Our view of the market

Friends Provident International (FPI)
Through its Isle of Man base, FPI aims to meet the savings, investment and protection needs of customers in the four core regions of Asia, the Middle East, Continental Europe and the UK. By contrast, a number of competitors (traditionally the offshore subsidiaries of established UK life companies) focus on the UK only or, to a lesser extent, the EU.

As well as having a wide geographical reach, FPI is also diversified by product type and by distribution. The latter is primarily through specialist Independent Financial Advisers, although institutional partners feature especially in the Middle East. In Continental Europe and Scandinavia the strategy is to target a small number of territories, including Sweden and Gibraltar. Asia produces the largest volumes of new business, dominated by regular premium savings plans. In the UK, FPI's market is almost entirely single premium investment business.

In 2005, competitive pressures heightened, especially in the UK and Hong Kong. The UK remains a highly price sensitive market where the challenge is to grow the business at reasonable margins. In Asia the savings market was similarly under pressure from new products and a variety of incentives and special offers. Whilst these pressures bring some challenges, the overall outlook remains very positive, supported by a continuing expansion of the mass affluent and high net worth segments, and strong demand for effective tax planning. The mobility of international savers and investors, and the increasing diversity of expatriates, offer opportunities to robust international providers. The relatively low capital requirements and higher returns available mean the international cross border market will remain highly attractive for the Friends Provident Group.

Lombard
Lombard's business is focused on the provision of financial and estate planning solutions, which are tailor-made to meet the needs of high net worth individuals (HNWIs) in Europe and beyond. Distribution is conducted on a partnership basis with leading specialist advisers to HNWIs, combining the Lombard financial expertise with the relationship and asset management expertise of the distribution partner. Distribution is geographically diversified, primarily across eight EU member states but with a growing business in Asia and Latin America. This diversification is supported by a unique multi-jurisdictional expertise, essential to the planning needs of many clients and the business needs of international private banking partners. This expertise facilitates the writing of increasing volumes of ultra HNWI business.

With private wealth increasing and the requirement to protect it growing, the HNWI/ultra HNWI market is potentially very large and offers the opportunity for Lombard to penetrate it more deeply than at present.

As Governments seek to increase tax on private wealth, particularly in the HNWI sector, attacks on existing tax planning structures and offshore tax havens intensify. The relative attractions of life assurance as a tax shelter and estate planning solution continue to increase as the advantages of traditional tax planning structures decline. Life assurance is now recognised by legal/tax experts as an important planning structure.

The competition is mainly companies that have established subsidiaries in Luxembourg and Dublin, primarily to sell back to their home country and that offer a lower priced, less value-added service. Lombard will continue to enhance value-added services and administration, rather than competing on price.

Our trading performance and outlook

International total new business increased 311% to £2,205 million. This significant increase is due in large part to the acquisition of Lombard in

January 2005, which delivered some two-thirds of our total international new business. On a pro forma basis, the 2005 new business increase was 20%.

Friends Provident International

New business increased by 32% to £708 million. Strong performances were achieved in all four operational regions of Asia, the Middle East, Continental Europe, and the specialist UK market.

Asia remains the dominant market, accounting for 45% of new business, and our continued commitment to this market, evidenced by our 2004 move to larger premises in Hong Kong, is being received positively. Growth in the specialist UK market and the Middle East was particularly encouraging. In the UK, we successfully focused on deepening our relationship with key distribution partners, and in the Middle East, we continue to benefit from the new marketing office in Dubai.

Regular premium business benefited from a marketing campaign in Asia and in the Middle East. Production of single premium business was bolstered by our co-branded Portfolio Bond offering with Selestia - one of the leading fund platforms in the UK. Generally, the proportion of new business resulting from our strategic partner alliances is increasing.

Following the systems harmonisation programme, concluded last year, the majority of business is now administered on the robust and proven Friends Provident single-platform system, enabling higher volumes of future new business to be accommodated cost effectively. In the final quarter of 2005, two new products were launched, and a number of further new products and product developments are planned for this year. We expect to see continued growth across all our key markets as we increase our emphasis on Asia and seek more distribution agreements with strategic partners. The prospect is for broadly stable margins across all four regions of operation.

Lombard

On a pro forma basis, new business increased by 15% to £1,497 million, all single premium business. A strength of Lombard is its geographical diversification across Europe and beyond, and this is reflected in its 2005 performance. Growth was achieved in all countries with the exception of Germany, where 2004 new business was exceptional because of a change in tax rules, and Finland, where tax and regulatory changes have had a negative impact. However, Germany remains one of Lombard's largest markets, along with Belgium.

In terms of growth, strong performances were achieved in the specialist UK market, where the marketing team has been expanded, and in expatriate business from southern Europe. Both benefited from the recovery of investment markets and good distribution networks. Good growth has also been achieved in France and Italy, albeit from a lower base.

Sales were more geographically diverse than in 2004 and this diversity will provide a strong platform for further growth in 2006 and beyond. Lombard's focus is on deepening relationships with existing private banking partners, although new relationships may be developed where market opportunities demand. Production emphasis will remain on the core European markets while also seeking to develop opportunities in Asia and Latin America. We anticipate that ongoing margins will be supported by continued focus on innovation and excellent service to support premium pricing, although recognising that margins differ between territories and case sizes.

Operational highlights

The 2005 operational highlights for Friends Provident International were:

- Major inroads made into core regions, especially the UK market

- New savings plans launched in Asia, the Middle East and Sweden
- Innovative distribution arrangements established with major fund platforms in the UK (eg Selestia)
- Bank and insurance partner relationships strengthened in the Middle East

The 2005 operational highlights for Lombard were:

- Deepened relationships with existing European partners; Partner relationship management programme set up
- New division (Wealth Planning Services) launched to target independent asset managers and other professional advisers
- Developed relationships with Swiss private banks to provide estate planning solutions for their international clients
- Created promising new distribution partnerships with banks serving clients in Asia and Latin America

Understanding and management of risks

Below are what we perceive to be the key risks facing the International Life & Pensions business, and our approach to managing them:

- Further regulation and fiscal change materially impacts costs, capital requirements, distribution, regulatory responsibility or the market for products.

  Project teams monitor the implementation of European directives and other legislative changes, seeking to ensure timely, compliant and cost effective solutions. Detailed analyses of the impact on distribution relationships and product offerings are undertaken to determine the required changes in distribution strategies.

- The entry of new players increases competition.

  The activities of competitors are monitored to identify potential challenges. Proactive steps are taken to review product offerings, and to consider our approach to particular territories as the competitive environment changes.

- Impact on profitability of changes to lapse rates.

  Lapse management programmes seek to identify alternatives to surrender for clients. Particular sources of lapse risk are monitored. A focus on service helps to maintain customer satisfaction and prevent surrenders.

ASSET MANAGEMENT

Our view of the market

The asset management industry in Europe is undergoing a period of significant change. At one end of the market, small, specialist boutiques are flourishing whilst at the other end of the spectrum, there is evidence of consolidation as firms seek to achieve the operational and distribution benefits of greater scale.

Financial services institutions are increasingly inclined towards 'open architecture' and willing to utilise multiple external asset managers within their product structures and distribution networks. This is blurring the distinction between providers/distributors and competitors/customers but also opening up new opportunities.

Demand for alternative investments, hedge funds and private equity has increased as investors seek absolute rather than relative returns and exposure to

non-correlated assets. As the alternatives industry matures, traditional institutional asset managers are developing a presence in this space which has to-date been dominated by boutiques. We see the next phase of growth in alternatives being primarily driven from institutional investors, such as pension funds, as well as the traditional buyers of such products, being high net worth individuals.

In the institutional marketplace there has been a broad shift away from balanced mandates towards specialist funds. There is also greater awareness of the need to manage pension schemes' investment strategy to cover potential future liabilities. This is prompting interest in Asset and Liability Management (ALM) and Liability Driven Investment (LDI), particularly in markets such as The Netherlands where regulatory change is in the pipeline which will require pension funds to structure their investments to lock in their ability to cover their liabilities.

In the key UK retail marketplace, net retail sales experienced a sharp recovery during 2005 with a 73% increase over 2004. This positive trend was not, however, reflected in sales of Individual Savings Accounts which declined by 10%, possibly reflecting the impact of the Government's decision to abolish tax credits on ISA dividends.

The distribution landscape is also changing in the UK as the effects of depolarisation start to be felt. Consolidation is occurring in the IFA sector. Many firms are reviewing their business models with some increasingly inclined to outsource client portfolio management to multi-managers.

A further feature of the UK retail market is the growth of platforms such as fund supermarkets and wrap accounts. Combined with the rise of multi-managers, this means that, increasingly, asset managers do not know the identity of the underlying investor.

Our trading performance and outlook

Overall, funds under management as at 31 December 2005 were £131 billion, compared with £125 billion at the end of 2004. Across 2005 F&C experienced net outflows of £6.1 billion assets under management.

Insurance

Some £5.2 billion of the net outflows related to one insurance client, Resolution Life. This was not related to reasons under F&C control but corporate activity by Resolution Life. The remaining £20 billion of Resolution Life assets have been withdrawn during Q1 2006. F&C will receive £27 million in compensation as a result of the termination of this contract.

Despite this setback F&C sees further opportunities in the insurance sector having developed a dedicated ALM capability to provide solutions to the specific issues facing insurance businesses. With some insurance clients F&C has a contractual right to manage additional assets acquired through corporate activity. Insurance clients are also increasingly interested in allocating some assets to higher margin product areas.

Institutional

A further £1 billion of institutional outflows were broadly related to three factors:

- an industry trend away from balanced to specialist management
- a switch by some clients away from equities and bonds
- some instances of disappointing investment performance, particularly in emerging equities

All these factors could drive further institutional outflows in 2006.

In the UK, institutional sales activity has focused on extending investment consultant coverage. F&C has concentrated on promoting composite UK bonds, high alpha UK equities, property, ALM and alternatives.

In The Netherlands activity has been focused on two areas where regulatory change is creating opportunities: Governance and Socially Responsible Investment and ALM/LDI.

UK retail

In the UK retail market F&C saw a 21% increase in net fund sales during 2005 reflecting an improvement in investor sentiment. We completed a fund rationalisation programme in the first half of the year and consolidated the fund accounting, trustee and third-party administration. Key product areas were the ethical Stewardship funds and our multi-manager funds. Corporate bond fund sales slowed as advisers turned their attention to equity products again.

The VCT market was boosted by enhanced tax reliefs first introduced in the 2004 Budget. We saw a gross increase in VCT sales of 40% in 2005.

The investment trust industry experienced considerable corporate activity in 2005 and as a leading manager we were not immune from this. Despite the loss of the F&C Pacific Investment Trust mandate at the start of 2005, our net assets from investment trusts rose. A highlight was the launch of the F&C Commercial Property Trust with gross assets principally sourced from Friends Provident of £965 million in March 2005. Over £250 million of new assets were raised as part of the launch. A further positive development was the acquisition of a private equity fund of funds team from Martin Currie. The deal was accompanied by an investment trust mandate which has now been renamed the F&C Private Equity Trust.

European wholesale

F&C's strategy for accessing the retail market outside of the UK involves establishing wholesale and sub-advisory relationships with local institutions. These enable F&C to benefit from the business growth of its partners and this was one of the most successful channels for F&C in 2005. The three key retail markets are Portugal (where F&C sub-advises MFI, the mutual fund business of Millennium BCP), The Netherlands (where it sub-advises mutual funds for Achmea) and Germany (where F&C markets Sicav funds). Assets from these relationships saw a 27% increase during the year.

Operational highlights

The 2005 operational highlights for Asset Management were:

- Integration of F&C/ISIS successfully completed in just 15 months
- Annualised cost synergies of £33 million achieved and we will see the full benefits in 2006
- Reorganised the investment management division, replacing the traditional Chief Investment Officer function as custodian of the House Market View with the new role of Head of Investments, which has a broad business management brief as required by a company with over 180 investment professionals
- Established an Investment Division Management Committee to ensure greater accountability for performance
- Growth in alternatives. Completed fund raising for F&C Amethyst, our flagship hedge fund, and saw growth from F&C Partners LLP, our fund of hedge funds boutique
- Launch of the F&C Commercial Property Trust
- Purchase of a private equity fund of funds team from Martin Currie and the addition of the F&C Private Equity Trust
- Net inflows in some of the higher margin areas such as open ended retail funds, investment trusts and sub advisory

Investment Performance - 2005 Key points

Performance was mixed over the year with major areas of strength but also some weakness:

- We outperformed market benchmarks over the year in high yield, emerging debt, Continental European equities, US smaller companies, UK smaller companies, Japan and Asia ex-Japan

- Credit was an area of particular strength with the F&C Long Dated Corporate Bond Fund finishing the year ranked first out of 52 funds and the F&C Corporate Bond Fund ranked second out of 72 funds in their respective sectors over three years, according to the CAPS pooled pension fund survey*

- Our ethical funds were relatively disadvantaged against the wider market in 2005 by their natural under weight exposure to oils and financials, but they continued to deliver good absolute returns and were performance leaders against other competitor ethical products

- We underperformed in emerging equities, UK equities and Euro government bonds

- Balanced portfolios benefited from positive asset allocation decisions

* Russell Mellon CAPS Pooled Pension Fund Update to 31 December 2005. The F&C MPF Corporate Bond Fund sits in the UK Bonds - Standard Sector. The F&C MPF Long Dated Corporate Bond Fund sits in the UK Bonds - Long Term sector. Calculation basis: offer to offer, income reinvested at offer, net of fees.

Understanding and management of risks

Below are what we perceive to be the key risks facing the asset management business, and our approach to managing them:

- Risk of poor investment performance, leading to the loss of key investment mandates.

  The personnel selection processes during the integration of F&C and ISIS and other actions taken during 2005 have helped us to strengthen the investment team. While investment performance has stabilised or improved in a number of key areas during 2005, there are some product areas to which we are devoting further attention.

- Impact of EU and other regulatory developments.

  The Markets in Financial Instruments Directive and Capital Requirement Directive present medium term challenges for asset management businesses. Programmes are in hand to prepare for implementation and opportunities are taken as they arise to influence the drafting and implementation of the Directives.

- Development of operational platforms.

  Subsequent to our announcement in 2005 to terminate our outsourcing negotiations with Mellon, administrative operations continue on two legacy platforms, one outsourced and one in-house. A project is under way to build

a data warehouse to consolidate data, and facilitate service and reporting to clients and management.

FINANCIAL REVIEW

Our results are presented on two bases: European Embedded Value (EEV) and International Financial Reporting Standards (IFRS).

EEV basis

EEV is the basis we find most useful because it provides a more representative reflection of the performance of the long-term business that fully recognises the shareholders' interest in the in-force portfolio. Consequently most of our financial key performance indicators are defined in EEV rather than IFRS terms.

EEV replaces, and significantly enhances, the previous Achieved Profit basis by more explicitly allowing for risk. It has been prepared in accordance with the EEV Principles issued by the European CFO Forum using a robust market-consistent approach.

The 2004 numbers have been restated accordingly. The change to EEV reporting resulted in a 4% reduction in Group embedded value (reflecting the allowance for options and guarantees) and a 14% increase in Group underlying profit (reflecting the lower relative risk profile of the Group's new business).

Subsequent to the restatement of the 2004 results onto the EEV basis announced in October 2005, the investment in preference shares of FPLP by the holding company has been reclassified as debt rather than equity to reflect the substance of the investment. This reduced the 2004 EEV underlying profit and the EEV profit before tax by £6 million. The expected return on shareholders' net assets of the life and pensions business was reduced by the value of the preference share coupon grossed up for attributable tax (£20 million), whilst the return on corporate net assets increased by the value of the coupon receivable (£14 million), and the tax charge reduced by the value of the attributable tax (£6 million).

Group profitability on the EEV basis

	Change	2005	2004
		£m	£m
EEV underlying profit before tax:			
- UK Life & Pensions	+11%	328	295
- International Life & Pensions	+80%	106	59
- Asset Management	+170%	108	40
- Corporate items		(18)	(2)
EEV underlying profit before tax	+34%	524	392
Other profit items		76	(17)
EEV profit before tax	+60%	600	375
EEV profit after tax	+44%	404	280

Contribution from Life & Pensions new business	+85%	144	78
Life & Pensions new business margin		2.7%	2.5%
Life & Pensions return on embedded value		11.2%	11.0%
Weighted average number of shares		2,082m	1,808m
Underlying EEV earnings per share	+3%	16.3p	15.8p
EEV earnings per share	+36%	21.2p	15.6p
Dividend per share	+2%	7.7p	7.55p

Group EEV underlying profit before tax has increased by 34% to £524 million (2004: £392m), with significant increases in profits from all three business segments. This is particularly noticeable in our Asset Management and International Life & Pensions businesses where the ISIS/F&C merger and Lombard acquisition have made major contributions, but the results have also benefited from organic growth.

Group EEV profit before tax has increased by 60% to £600 million (2004: £375m). In addition to the above factors this takes into account the good investment returns achieved during the year offset by the impacts of economic assumption changes, non-recurring and other items, which are discussed below.

The significant increases in the Asset Management and International Life and Pensions underlying profits have led to an increase in their proportions of the Group's underlying profit (excluding corporate items) to 20% each (2004: 10% and 15% respectively). Commentary on the segmental results is given below.

Corporate items include the expected return on the net pension liability of £2 million negative (2004: £8m positive), the expected return on corporate net assets of £7 million negative (2004: £nil), corporate costs of £12 million (2004: £10m) and operating assumption changes for corporate costs of £3 million positive (2004: £nil). The negative expected return on corporate net assets arises because the interest payable on the 2003 STICS exceeds the coupon receivable on the investment by the parent in FPLP preference shares.

The contribution from Life & Pensions new business has increased by 85% to £144 million (2004: £78m). The new business margin as a percentage of PVNBP has increased slightly from 2.5% to 2.7% as a consequence of the mix changing in favour of higher margin International business, offsetting lower UK margins. The proportion of new business profits arising from the International segment has increased from 26% to 55% reflecting the changing profile of the Group, following the Lombard acquisition in January 2005.

The Life & Pensions return on embedded value has increased from 11.0% to 11.2% due mainly to the increasing size of the International business as a result of the Lombard acquisition. The UK return is 9.4% (2004: 9.5%) compared to the International return of 21.5% (2004: 27.6%). The higher International return reflects the much higher proportion of International new business profit to embedded value compared with the UK business.

The other profit items excluded from underlying profit but included in profit before tax are shown in the table:

	2005 £m	2004 £m
Investment return variances	550	197
Effect of economic assumption changes	(238)	(128)
Non-recurring items	(59)	(55)
Amortisation of Asset Management acquired intangible assets	(56)	(21)
Impairment of Asset Management acquired intangible assets	(112)	-
Variation in value of option on convertible debt	(9)	(10)
Other profit items	76	(17)

The major items are:

- Strong stock market returns and growth in fixed interest market values during 2005 have generated a £550 million investment return variance (2004: £197m) over and above the expected return.

- The effect of changes in economic assumptions (mainly a 0.5% reduction in the risk free rate of return) has decreased profits by £238 million (2004: £128m).

- Non-recurring items comprise: F&C integration costs of £24 million, F&C Reinvestment Plan costs of £22 million relating to the share schemes put in place at the time of the merger to lock in and incentivise senior staff, FPI integration costs of £6 million and a net mis-selling charge of £7 million.

- The amortisation of Asset Management intangibles assets of £56 million includes a first full years' amortisation of F&C investment management contracts (2004: £21m).

- An impairment review was undertaken at year-end of the investment management contracts, resulting in a write down of £112 million (2004: £nil). This is discussed in the Asset Management section below.

UK Life & Pensions

UK Life & Pensions EEV underlying profit increased by 11% to £328 million (2004: £295m), due to increased profits from the in-force book and from new business profits on the back of strong volume growth.

The return on embedded value, based on underlying profit after tax, is 9.4% (2004: 9.5%), with improved experience being offset by a lower rate of return on shareholder net assets and higher development costs, as explained below.

The contribution from UK new business has increased by 10% to £64 million (2004: £58m). The contribution is stated net of the cost of solvency capital of £5 million (2004: £5m) and share based payments of £2 million (2004: £2m). Growth in new business volumes has been offset by the effect of a different business mix. In particular, 48% growth in group pensions business volumes, which tend to be lower margin, coupled with an 8% decrease in higher margin protection business, caused by the flat housing market and increased competition, has resulted in the overall UK new business margin reducing from 2.2% to 2.0%.

The contribution from the in-force business increased by 39% to £209 million (2004: £150m). The expected return on the value of the in-force increased by 10% to £170 million (2004: £155m), reflecting the increase in the value of the in-force business over 2004. The positive experience variances of £20 million

(2004: £12m) resulted from several items, the largest of which was improved morbidity experience on income protection business. The positive net operating assumption change of £19 million (2004: £17m negative) was mainly due to revising morbidity assumptions on income protection business and updating With Profits Fund realistic balance sheet non-economic assumptions (such as the proportion of cash taken by deferred annuitants with guaranteed annuity options at the time of vesting), offset by further strengthening of annuitant mortality.

Development costs have increased from £16 million to £25 million reflecting additional investment in our e-commerce propositions and infrastructure to support our new distribution relationships. We expect this development spend to continue at this higher level for 2006 as we look to deliver future cost and service improvements.

The expected return on shareholders' net assets decreased by 22% to £80 million (2004: £103m). The decrease is due to the reduction in shareholders' invested net assets during the course of 2004 as a consequence of funding growth in new business, a decrease in the expected rate of return and the impact of now calculating our expected return on the long term debt outside the life funds based on the actual coupon payable.

Operating expenses* have increased by 6% to £251 million (2004: £236m). We have demonstrated continued success in keeping costs broadly stable over the last four years, whilst delivering impressive new business growth and award winning service. Since 2002 operating expenses have increased by only 2% in the context of an approximate 43% increase in PVNBP. Our technology provides the ability to process higher volumes of new business with little additional cost, and this, combined with an enhanced service capability, provides a source of genuine competitive advantage. More than 70% of our new business is transacted on-line.

*Operating expenses exclude: commission, deferred acquisition cost adjustments, non-recurring items, investment fees, amortisation and impairment of intangibles, and expenses of policyholder investments which are consolidated under IFRS.

International Life & Pensions

International Life & Pensions EEV underlying profit has increased by 80% to £106 million (2004: £59m), mainly as a result of strong new business profits, including the impact of Lombard, which was acquired in early January 2005.

The return on embedded value based on underlying profit after tax has reduced from 27.6% (for FPI) to 21.5% for the enlarged operation. The fall results mainly from the non-recurrence of FPI operating assumption changes in 2004 of £21 million, largely offset by the positive impact of the Lombard acquisition.

The contribution from International new business has quadrupled from £20 million to £80 million, driven primarily by the inclusion of Lombard. The contribution is stated net of the cost of solvency capital of £1 million (2004: £1m). The margin has reduced slightly from 3.7% to 3.6%. The Lombard contribution is £58 million (2004 pro forma: £49m) with the increase due to 15% higher new business volumes at slightly higher margins, as a result of favourable product mix and increasing economies of scale. The growth of the FPI contribution to £22 million (2004: £20m) was driven by 32% growth in new business. Most of this growth was in respect of the lower margin Portfolio Bond business and the consequent change in mix has caused the FPI margin to reduce.

The profit from existing business is £25 million (2004: £37m). This comprises the expected return on the value of the in-force business, which increased to

£26 million (2004: £11m) due to the inclusion of Lombard, positive experience variances of £2 million (2004: £5m), and operating assumption changes of £3 million negative (2004: £21m positive). The latter was due to strengthening of the mortality basis.

The expected return on shareholders' net assets was £1 million (2004: £2m). This comprises the return on the shareholders' net assets held within the business consistent with the investment return assumptions used to calculate the embedded value at the start of the period.

Asset Management

The financial results of our Asset Management business represent a first full 12 months of the enlarged company, F&C Asset Management plc, following the merger of F&C Group (Holdings) Limited and ISIS Asset Management plc in October 2004. Underlying profits increased by 170% to £108 million (2004: £40m) driven primarily by the merger. Underlying earnings per share increased by 24% to 15.9p (2004: 12.8p)

Net revenues (excluding investment income attributable to policyholders) generated by the enlarged business were 76% higher at £267 million (2004: £152m). The increase was due mainly to the strong rise in equity markets during the final quarter of the year, which was offset by the effect of net fund outflows for the year of £6.1 billion. Whilst impacting 2005, the net outflows will have a more significant impact on 2006 revenues. Net revenues included performance related management fees of £13 million (2004: £7m).

The loss of the Resolution Life contract through corporate activity was a major factor impacting our outflows. Resolution outflows in 2005 were approximately £5 billion and a further £20 billion has been withdrawn in the first quarter 2006. We have agreed a termination payment with Resolution in respect of this business of £27 million, which will be received in the first half of 2006.

Some of the other institutional business losses, such as emerging equities mandates, were at a higher revenue margin than our 2004 average (21 basis points). When taken together with the disposal of our private equity business, we expect our recurring revenue margin for 2006 to be 20 basis points. Whilst this short-term setback is disappointing, our focus remains on generating net new business in higher margin areas.

Operating expenses (excluding the Re-Investment Plan costs, amortisation and impairment of intangible assets, restructuring costs and net operating costs on investment and insurance contracts) represent the ongoing costs of running the business and were £151 million (2004: £101m). They benefited from the integration process which has generate annualised cost savings of £33 million. Based on our budget for 2006 the full synergies will be achieved ahead of target and as such we should see benefits slightly in excess of the forecast £33 million in the 2006 results. Approximately 60% of our costs are staff related costs and headcount has reduced by about 100 during the year. Since the year-end this has further reduced.

The operating margin (the ratio of operating profit to net revenues) has increased from 34.0% to 44.1%. Operating profit increased to £118 million (2004: £52m) and is similar to underlying profit but excluding such items as finance revenue, finance costs and investment impairment.

The level of fund losses during 2005 and anticipated losses in respect of both institutional and investment trust clients and resultant impact on future revenue was significant enough to be considered a potential indicator of impairment in respect of the related intangible assets. A full impairment review of these assets was therefore undertaken. The value of investment management contracts at 31 December 2004 amounted to £590 million.

This review determined the recoverable amount of the intangible assets in respect of the institutional and investment trust fund management contracts was lower than their carrying value and has therefore resulted in a total impairment charge of £112 million. These calculations have been based on different risk discount rates using F&C's weighted average cost of capital of 8.9% allowing for the nature of the contracts and the estimated life. The recoverable amount assumes an estimated loss rate of 14% and 5% per annum respectively.

We are required to conduct an annual impairment review of the carrying value of goodwill although there is no annual amortisation charge. Our review demonstrated that there was no impairment and hence no requirement to write down Asset Management goodwill as at 31 December 2005.

IFRS basis

We present IFRS results in accordance with the EU regulations requiring all European listed groups to prepare IFRS accounts from 1 January 2005. The key differences between the IFRS and EEV bases are in respect of the timing of profit recognition. IFRS profits tend to be lower than EEV profits when new business volumes are growing because IFRS does not fully recognise, in the year of sale, the new business profit expected to arise from future cash flows.

IFRS replaces the previous Modified Statutory Solvency (MSS) basis and the comparative figures have been restated accordingly. IFRS is more cautious than MSS and prohibits the deferral of some acquisition costs and changes the calculation of actuarial liabilities for investment products. A full reconciliation of MSS to IFRS for 2004 will be included in the financial statements.

Following the restatement of the 2004 results under IFRS announced in September 2005 the interpretation of provisions within IAS 32 Financial Instruments: Disclosure and Presentation has required the STICS issued in 2003 to be reclassified as equity rather than as a liability. This change has resulted in an increase in reported profit before tax of £21 million as the interest on the STICS is now reflected as an appropriation of profit. Underlying profit is unaffected.

Group profitability on the IFRS basis

	Change	2005	2004
		£m	£m
IFRS underlying profit before tax:			
- UK Life & Pensions	+28%	138	108
- International Life & Pensions	-100%	-	25
- Asset Management	+170%	108	40
- Corporate items		(22)	(2)
IFRS underlying profit before tax	+31%	224	171
Other profit items		143	50
IFRS profit before tax from continuing operations	+66%	367	221

IFRS profit after tax from continuing operations	+17%	189	162
Weighted average number of shares		2,082m	1,808m
IFRS underlying earnings per share	-15%	8.8p	10.3p
IFRS earnings per share	-20%	6.3p	7.9p
Dividend per share	+2%	7.7p	7.55p
Dividend cover on underlying basis		1.1 times	1.2 times

IFRS underlying profit before tax increased by 31% to £224 million (2004: £171m), mainly because of the increase in the Asset Management underlying profit following the F&C merger last year. The total Life & Pensions IFRS underlying profit was 4% up in 2005.

The longer-term investment return rates assumed were unchanged from 2004, i.e. equities and property 7.5%, gilts 5.0%, other fixed interest 5.75%. The prospective rates for 2006 are equities 7.25%, property 6.25%, gilts 4.25% and other fixed interest 4.75%.

IFRS profit before tax from continuing operations increased by 66% to £367 million (2004: £221m). In addition to the above this takes into account the actual investment returns achieved during the year, offset by the impacts of non-recurring and other items which are discussed below. It is also shown gross of policyholder tax and minority interests in accordance with the IFRS rules.

UK Life & Pensions underlying profit has increased by 28% to £138 million (2004: £108m). The increase was mainly due to reduced strain on protection business, good surplus on income protection offset by higher group pensions new business strain. There were also some positive one-off impacts and basis changes. This comprises the With Profits Fund with-profits business of £7 million (2004: £7m), With Profits Fund other business £60 million (2004: £26m), other life business £8 million (2004: £10m negative) and longer-term investment return £63 million (2004: £85m).

International Life & Pensions underlying profit has reduced to £nil (2004: £25m). This decrease relates to FPI where increasing sales of certain products, although economically profitable, lead to IFRS losses. This occurs because actuarial funding techniques, which have the effect of reducing new business strain, are not recognised under IFRS.

Asset Management underlying profit has increased by 170% to £108 million (2004: £40m). For the Asset Management business, underlying profits under IFRS are the same as discussed as part of the EEV profits section above.

Corporate items comprise the expected return on the net pension liability £2 million negative (2004: £8m positive), expected return on corporate net assets £6 million negative (2004: £nil), less corporate costs of £14 million (2004: £10m).

The other profit items excluded from underlying profit but included in profit before tax from continuing operations are shown in the table:

	2005 £m	2004 £m

Policyholder tax	218	98
Returns on Group controlled funds attributable to third parties	57	-
Non-recurring items	(59)	(55)
Amortisation of Asset Management acquired intangible assets	(56)	(21)
Amortisation of Life & Pensions acquired intangible assets	(7)	-
Amortisation of acquired present value of in-force business	(28)	(10)
Impairment of acquired intangible assets	(112)	-
Interest payable on STICS	37	21
Short-term fluctuations in investment return	102	27
Variation in value of option on convertible debt	(9)	(10)
Other profit items	143	50

The non-recurring items, amortisation of acquired intangible assets and impairment of intangible assets are all discussed in the EEV profits section above. The other main items are:

- Policyholder tax and Returns on Group controlled funds attributable to third parties (the latter mainly representing the minority interest held in F&C Commercial Property Trust, which is 58% owned by the Group's long term funds) are excluded from underlying profit as neither is attributable to shareholders.

- The increase in the amortisation of present value of acquired in-force business to £28 million (2004: £10m) is due to the inclusion of Lombard in 2005.

- Within the calculation of underlying IFRS profit (as in EEV) we account for the STICS as debt to reflect the economic reality. However we are required under the IFRS rules to account for STICS as equity in calculating IFRS profit before tax. We therefore add back the STICS interest that was deducted in calculating underlying profit.

- Short-term fluctuations in investment return of £102 million (2004: £27m) reflects the better than expected stock market returns achieved in 2005.

The total dividend for 2005 of 7.7 pence per share (including the proposed final dividend of 5.1 pence per share) represents an increase over 2004 of 2%. This is covered 1.1 times (2004: 1.2 times) by IFRS underlying profit after tax and minority interests, although this is not a good indicator of dividend-paying capacity as it does not reflect distributable reserves or cash generation.

Shareholders' equity

The embedded value, on a pro-forma basis, has increased by 12% to £3,464 million (2004: £3,091m). It comprises:

	Change	2005 £m	2004 £m
Shareholders' invested net assets	+1%	1,064	1,051
Value of in-force Life & Pensions business	+36%	2,019	1,484
Market value of the listed Asset Management business	-28%	441	609
Less provision for future corporate costs		(47)	(48)
Less net pension liability		(13)	(5)
Pro forma embedded value	+12%	3,464	3,091

The pro forma embedded value per share has increased by 4% to £1.65 pence (2004:

£1.59p) with the increase generated as follows:

	2005 Pence	2004 Pence
EEV underlying profit	27	23
Investment variances	30	11
Effect of economic assumption changes	(12)	(7)
Non-recurring items	(3)	(3)
Amortisation and impairment of intangible assets	(9)	(1)
F&C adjustment to market value	(5)	(1)
Tax	(10)	(6)
Dividend	(8)	(8)
Change as a result of business combinations	(6)	(3)
Unclaimed shares on demutualisation	-	4
Other (including minority interest in F&C loss)	2	-
Net increase in pro forma embedded value per share	6	9

Shareholders' invested net assets

Shareholders' invested net assets, which are the best indication of our net cash position, have increased by £13 million. We reduced our equity exposure towards the end of 2005 as part of our risk management initiatives. At year-end the net assets were invested 58% in equities and 42% in fixed income securities and cash (2004: 73% and 27% respectively). The movement is analysed as follows:

	2005 £m
UK Life & Pensions:	
New business strain	(261)
In-force surplus	253
Taxation	102
International Life & Pensions:	
New business strain*	(63)
In-force surplus**	71
Taxation	(2)
Life & Pensions net cash operating surplus***	100

	2005 £m	2004 £m
Life & Pensions net cash operating surplus***	100	(89)
Other operating deficit	(8)	(2)
Investment return	87	79
F&C dividend received	27	11
Net movement before dividend and capital items	206	(1)
Dividend paid	(157)	(134)
Capital items	(36)	(11)
Total movement	13	(146)

* Including Lombard's new business strain of £33 million.

** Including Lombard's in-force surplus of £29 million.

*** The analysis of the Life & Pensions net cash operating surplus is published for the first time.

The Life & Pensions operating surplus improved to £100 million (2004: £89m

deficit), split £94 million UK and £6 million International. Both businesses generated surplus on the in-force business to broadly fund the new business strain. In addition the UK business has a tax credit of £102 million due mainly to the utilisation of life and pension tax losses built up in prior years against the increased investment return in 2005 and the amount received from Group non-life companies for the surrender of current year tax losses. The tax credit is expected to recur in 2006 but at a significantly lower level. Other operating deficit includes mainly corporate costs net of tax.

Total cash generated before dividend and capital items was substantially increased on 2004 at £206 million (2004: £1m negative). Dividends paid amounted to £157 million (2004: £134m) and capital items included £39 million in respect of acquisition of Lombard, representing the negative net assets acquired and expenses incurred.

Value of in-force Life & Pensions business

The value of the in-force business has increased by 36% to £2,019 million (2004: £1,484m) primarily because of strong new business results and good investment returns. The pro forma increase after allowing for the value of the Lombard VIF on acquisition (£186 million) was 21%.

Market value of F&C
The market value of our 52% shareholding in F&C, our listed Asset Management business reduced by 28% to £441 million (2004: £609m). The share price declined from £2.46 at 31 December 2004 to £1.75 at 31 December 2005.

Long-term borrowings

	Coupon	2005	2004
	%	£m	£m
Subordinated liabilities:			
£215m FP Finance PLC undated subordinated			
guaranteed bonds callable 2006	9.125	215	215
£10m Lombard undated subordinated loans	Various	10	-
£10m F&C subordinated loan	6m LIBOR + 1.05	10	9
Debenture loans:			
£280m Box Hill Life Finance plc securitisation notes			
- class A-1 due 2016	3m LIBOR + 0.20	280	280
£100m Box Hill Life Finance plc securitisation notes			

- class A-2 due 2019	3m LIBOR + 0.23	100	100
£6m Friends Provident Investment Holdings			
plc loan notes due 2006	LIBOR - 0.5	5	5
£230m F&C Commercial Property Trust			
secured bonds due 2017	5.23	229	-
£23m Lombard financial reinsurance treaty	LIBOR + 2	23	-
Convertible bonds:			
£290m Friends Provident plc convertible bonds due 2007	5.25	276	311
Total long-term borrowings		1,148	920
Subordinated borrowings designated as equity:			
£300m Friends Provident plc STICS callable 2019	6.875	297	297
£500m Friends Provident plc STICS callable 2015	6.292	495	-
Total long-term borrowings including STICS		1,940	1,217

Borrowings are valued on an IFRS basis, net of capitalised issue costs.

The Group's long-term borrowings, including STICS (which are treated as equity in IFRS), have increased to £1,940 million (2004: £1,217m), principally because of the issue of £500 million STICS in June 2005 less issue expenses of £5 million. These will be used to pre-fund the redemption of the £215 million undated subordinated guaranteed bonds in 2006 and to support future growth. In addition, £230 million secured bonds were issued by the F&C Commercial Property Trust (a policyholder investment) in February 2005 and some borrowings were acquired as part of the Lombard acquisition.

The convertible bonds are separated into a liability component and an embedded derivative, being the option to convert to equity. At December 2004 the embedded derivative was treated as liability and included at fair value within the overall value of the convertible bonds. In May 2005 we renounced our right to redeem the convertible bonds in cash. This removes the need to reflect any further changes to the option value in the IFRS income statement. Thereafter the

embedded derivative is classified as equity and is held at its fair value at May 2005.

Of the £280 million class A-1 securitisation notes, £82 million is expected to be repaid in April 2006 as a result of surplus emergence in 2005.

Financial strength

The Group remains financially strong and our financial standing has been further improved during 2005. We continued to manage our business financially on the basis of our economic capital whilst ensuring that we also comply comfortably with all other capital requirements. These include the realistic solvency requirement for our with-profits business, our regulatory solvency and our Group solvency requirements as detailed below.

Over the past three years we have developed an economic capital model, which has helped our drive for improved capital efficiency and financial risk reduction. Such models form the basis for the FSA to agree the economic capital requirement for each company based on an assessment of its own risk profile, ie the individual capital assessment. We have submitted our year-end 2004 economic capital results to the FSA and, having received feedback, we remain satisfied with our methodology.

We have continued to make considerable progress in reducing financial risk in the business and these actions are reaping tangible benefits, for example with our management of the With Profits Fund and the Pension Scheme, as discussed below.

FPLP Realistic solvency

We calculate assets and liabilities of the FPLP With Profits Fund on a realistic basis. Surplus assets have increased to £236 million (2004: £131m).

At December 2005 the Risk Capital Margin was £276 million (2004: £279m), leaving £40 million (2004: £148m) to be met from surplus assets outside of the With Profits Fund of some £1.8 billion. Our objective remains that, over time, the surplus assets within the Fund should cover the Risk Capital Margin in full.

The With Profits Fund Realistic Balance Sheet is resilient in the event of falls or rises in investment markets. This is due in large measure to the actions we have taken to hedge the provisions made to cover the cost of guarantees and options.

FPLP Regulatory solvency

Solvency is calculated on both a regulatory and a realistic basis. The two calculations are then compared after applying stress tests to each and the more onerous requirement is applied. During 2005, the more onerous requirement for FPLP has changed from the regulatory basis to the realistic basis. This results in a With Profits Insurance Capital Component of £635 million as shown below:

	Realistic			Regulatory	
	2005	2004		2005	2004
	£m	£m		£m	£m
Working capital	236	131	Surplus	1,493	488
Risk capital margin	(276)	(279)	Long term insurance capital requirements	(548)	(589)
			Resilience capital	(350)	(300)

Realistic peak	(40)	(148)	Regulatory peak	595	(401)
Additional capital			With Profits Insurance Capital Component	(635)	-
requirement	-	(253)			
	(40)	(401)		(40)	(401)

The Free Asset Ratio (FAR) is a common measure of financial strength. It is the ratio of assets less liabilities (including actuarial reserves but before the required regulatory minimum solvency margin) expressed as a percentage of actuarial reserves. For FPLP it has increased to an estimated 18.3% at the end of 2005 (2004: 12.2%) and available assets to meet capital requirements have increased from £2,281 million to £3,471 million. The main reasons for the increase are the investment return achieved during the year and the £500 million capital raised in June 2005.

The quality of our regulatory capital has also improved and the FAR no longer includes any implicit item or the £215 million subordinated debt callable in 2006.

Life & Pensions capital position

The Life & Pensions capital statement in this announcement shows the available capital resources compared with the regulatory capital requirements. The total available capital resources, calculated on a realistic basis for the FPLP With Profits Fund and on a regulatory basis for all other funds, have increased to £2.5 billion (2004: £2.0bn).

The regulatory capital requirement is £0.7 billion (2004: £0.8bn). Therefore the excess capital resources over the capital requirement has increased to £1.8 billion (2004: £1.2bn). The improved position is mainly driven by our tier one capital raising in June 2005.

The bulk of the Group's capital is held outside the With Profits Fund and, consequently, can be deployed around the Group with a high degree of flexibility.

Group solvency

The Group is required to comply with the Insurance Groups Directive, which requires a very prudent measure of excess capital resources as it excludes any surplus capital within a long term fund. On this measure Group capital resources exceeded the Group capital requirement by over £750 million at 31 December 2005.

Credit ratings

External agencies, such as Standard and Poor's, Moody's and Fitch regularly perform independent assessments of the financial strength of life companies and publish their ratings.

Moody's has maintained FPLP's A2 (strong) rating but upgraded the outlook in May 2005 from stable to positive. Standard & Poor's has maintained FPLP's rating unchanged at A+ (strong) with a stable outlook. Fitch has maintained FPLP's rating unchanged at A+ (strong) with a stable outlook.

Standard & Poor's upgraded the rating of Friends Provident plc from BBB+ (good) to A- (strong) in May 2005.

Financial risk reduction

We actively manage financial risk and have taken a number of initiatives to reduce our exposures.

With Profits Fund

Our overall aim remains to balance risk to shareholders with maximising returns to policyholders whilst ensuring guarantees are met as they fall due. Particular activities include:

- Managing the proportion of equities and property backing the asset shares. At 2005 year-end this proportion was 51% (2004: 48%)
- Active management of bonuses and market value reduction factors
- Hedging strategies to mitigate equity market and interest rate risks

The gross investment return achieved by the With Profits Fund in 2005 was 16.3% (2004: 10.7%).

Other Life & Pensions

We carry out other risk mitigation activities outside the With Profits Fund, including cash flow matching and other inflation and interest rate hedging.

Pension schemes

The principal defined benefit scheme, Friends Provident Pension Scheme is in a healthy position. At 2005 year-end there was a small deficit equivalent to 2% of assets, after strengthening the valuation discount rate by 0.75% to 4.75% (at a cost of £129 million) and strengthening the mortality basis to medium cohort (at a cost of £35 million). The near fully funded position is partly due to the strong investment performance during the year (18.5% return contributing a surplus of £74 million) but is also due to the success of ongoing risk management activities:

- In 2004 we hedged the risk of inflation and reductions in real yields. The value of this hedge has increased over the course of the year by £82 million as real yields have reduced by 0.6%.
- Actions were taken some time ago to reintroduce employer and employee contributions.

Provisions

Pension schemes

The defined benefit pension scheme for the UK Life & Pensions business is the Friends Provident Pension Scheme and is discussed above. At year-end it had a small deficit of £19 million (2004: £7m deficit), in the context of assets of £888 million.

The pension deficit presented in the IFRS accounts differs from this because of the IFRS requirement to exclude £40 million (2004: £34m) of managed pension fund investments held by a Group company.

The defined benefit pension schemes for the Asset Management business are closed to new entrants. At year-end they had a deficit of £48 million (2004: £18m deficit). In addition the Group operates defined contribution schemes for F&C and FPI. Lombard does not operate a pension scheme.

Mis-selling provisions

Provisions have been established for the estimated likely cost of redress, including administration costs, arising from the review of past sales. There is some uncertainty involved in these provisions, which have been calculated on a best estimate basis taking into account recent Group and industry experience.

The total provision (including actuarial provision) for endowment complaints has reduced from £128 million to £109 million with £57 million paid out in the year. This has resulted in a charge of £38 million (2004: £130m), none of which is

attributed to shareholders (2004: £14m charged as non-recurring item). The majority of the mortgage endowment redress provision is expected to be settled within the next two years.

A review of some past sales by our direct salesforce (which is now closed) is being undertaken, mainly in respect of inheritance tax planning policies. The provision (including actuarial provision) has increased from £22 million to £33 million, with £7 million paid out in the year. This has resulted in a charge of £18 million (2004: £22m), of which £13 million (2004: £19m) is attributable to shareholders.

The pensions mis-selling provision amounts to £7 million (2004: £12m) with net £2 million recovered from professional indemnity insurers and £7 million released (2004: £13m released).

Current and future consideration for Lombard

The strong performance from Lombard in 2005 will result in the payment of the maximum earn-out consideration for the year of €85 million (£58 million). This payment will be made in cash and, for certain individuals, in loan notes.

A provision of £146 million (2004: £nil) has been established for the expected future earn out payments in respect of the Lombard acquisition. This is based on the 2005 actual Lombard results and assumes a growth rate in new business of 15% in 2006.

Other provisions

Other provisions include: future costs relating to vacant properties of £18 million (2004: £15m), unclaimed shares following demutualisation of £9 million (2004: £10m) and other provisions of £14 million (2004: £15m).

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Company	Friends Provident PLC
TIDM	FP.
Headline	Preliminary Results - Part 2
Released	07:01 23-Mar-06
Number	2552A

RNS Number:2552A
Friends Provident PLC
23 March 2006

Part 2

Contents

Summary consolidated income statement on an EEV basis
For the year ended 31 December 2005

	Notes	2005 £m	2004 £m
Contribution from new business		144	78
Profit from existing business:			
expected return		196	166
experience variances		22	17
operating assumption changes		16	4
Development costs		(25)	(16)
Expected return on shareholders' net assets within the Life & Pensions business		81	105
Life & Pensions underlying profit	2a	434	354
Asset Management underlying profit		108	40
Expected return on net pension liability		(2)	8
Expected return on corporate net assets		(7)	-
Corporate costs		(12)	(10)
Operating assumption changes for corporate costs		3	-
Underlying profit before tax		524	392
Investment return variances		550	197
Effect of economic assumption changes		(238)	(128)
Non-recurring items	4	(59)	(55)
Amortisation of Asset Management acquired intangible assets		(56)	(21)

Impairment of Asset Management acquired intangible assets	(112)	-
Variation in value of option on convertible debt	(9)	(10)
Profit before tax	600	375
Tax	(196)	(95)
Profit after tax	404	280
Attributable to:		
Ordinary shareholders of the parent	441	282
Minority interest	(37)	(2)
	404	280

Underlying profit on an EEV basis represents profit (based on expected investment return) attributable to ordinary shareholders of the parent before impairment of Asset Management goodwill, amortisation and impairment of Asset Management acquired intangible assets, and non-recurring items.

Earnings per share on an EEV basis
For the year ended 31 December 2005

	Notes	2005 pence	2004 pence
Based on EEV profit after tax attributable to ordinary shareholders of the parent	5	21.2	15.6
Based on underlying profit on an EEV basis, after tax, attributable to ordinary shareholders of the parent	5	16.3	15.8

Consolidated statement of recognised income and expense on an EEV basis
For the year ended 31 December 2005

	2005 £m	2004 £m
Actuarial losses on defined benefit plans net of tax	(28)	(8)
Foreign exchange adjustments	(9)	2
Net loss recognised directly in equity	(37)	(6)
Profit after tax	404	280
Total recognised income and expense for the year	367	274
Attributable to:		
Ordinary shareholders of the parent	417	277
Minority interest	(50)	(3)
	367	274

Consolidated movement in ordinary shareholders' equity on an EEV basis
For the year ended 31 December 2005

	2005 £m	2004 £m
Total recognised income and expense for the year attributable to ordinary shareholders of the parent	417	277
Dividends on equity shares	(157)	(134)
Share based payments	14	4
Conversion option on convertible bond	51	-
Profit on deemed disposal of F&C	-	37
Increase in EEV reserves for the year	325	184
Increase as a result of business combinations	148	362
Share based payments	5	3
Unclaimed shares on demutualisation	-	15
Net addition to ordinary shareholders' equity	478	564
At 1 January	2,968	2,404
At 31 December	3,446	2,968

Summary consolidated balance sheet on an EEV basis
At 31 December 2005

	2005 £m	2004 £m
Life & Pensions - long-term funds	621	627
Life & Pensions - shareholders' funds	429	354
Life & Pensions net assets	1,050	981
Corporate net assets	14	70
Shareholders' invested net assets	1,064	1,051
Attributable net asset value of the Asset Management business net of minority interest	423	486
Net pension liability of Friends Provident Pension Scheme	(13)	(5)
Shareholders' net worth	1,474	1,532
Provision for future corporate costs	(47)	(48)
Value of in-force Life & Pensions business	2,019	1,484
Ordinary shareholders' net assets on an EEV basis	3,446	2,968
Called-up share capital	214	199
Share premium account	2,038	1,799
EEV reserves	1,194	970
Ordinary shareholders' equity on an EEV basis	3,446	2,968

The above table provides a segmental analysis. See also note 2(c).

Value of in-force Life & Pensions business on an EEV basis
At 31 December 2005

	2005 £m	2004 £m
Value of in-force allowing for market risk (excluding time value of options and guarantees)	2,215	1,652
Time value cost of options and guarantees (including the impact of non-market risks)	(75)	(77)
Cost of regulatory solvency capital, plus excess economic capital requirements	(34)	(41)
Provision for operational risks	(87)	(50)
Value of in-force Life & Pensions business	2,019	1,484

Pro forma embedded value
At 31 December 2005

	2005 £m	2004 £m
Ordinary shareholders' equity on an EEV basis	3,446	2,968
Adjustment to the value of the listed Asset Management business to market value	18	123
Pro forma embedded value	3,464	3,091
Pro forma embedded value per share	£1.65	£1.59

Notes to the EEV results

1. Methodology

1.1 Basis of preparation

The EEV results presented in this document have been prepared in accordance with the European Insurers' Chief Financial Officers Forum's EEV principles issued in May 2004 and the Additional Guidance issued in 2005. They provide supplementary information for the year ended 31 December 2005.

The comparative figures for 31 December 2004 were presented in the EEV restatement on 12 October 2005. Certain comparatives have been restated to ensure consistency in preparation and presentation of these results.

The EEV basis of reporting is designed to recognise profit as it is earned over the term of the policy. The total profit recognised over the lifetime of the policy is the same as that recognised under the IFRS basis of reporting, but the timing of recognition is different.

The reported embedded value provides an estimate of the value of shareholders' interest in the covered business, excluding any value that may be generated from future new business. This value comprises the sum of the shareholders' net worth, the provision for future corporate costs and the value of existing business. The shareholders' net worth is the net assets attributable to shareholders, and is represented by the sum of required capital and free surplus. The value of existing business is the present value of the projected stream of future distributable profits available to shareholders from the existing business at the valuation date, on a best estimate basis allowing for risk, adjusted for the cost of holding required capital.

The supplementary information should be read in conjunction with the Group's IFRS results. These contain information regarding the Group's financial statements prepared in accordance with IFRS issued by the International Accounting Standards Board and adopted for use in the EU.

The EEV principles have been followed in respect of non-covered business. In other respects the IFRS basis of reporting has been applied unless the EEV principles permit otherwise. In particular the principles have been applied to reflect Step-up Tier one Insurance Capital Securities (STICS) as debt rather than as equity.

In addition, a pro forma embedded value is reported showing ordinary shareholders' funds on an EEV basis adjusted to include the F&C listed subsidiary at market value.

Shareholders' net assets on an EEV basis for the Group consist of the following:

- Life & Pensions net assets;
- the Group's share of its investment in the Asset Management business (including the net pension liability) on an IFRS basis;
- corporate net liabilities;
- the net pension liability of FPPS on an IAS 19 basis but including holdings in non-transferable securities issued by the Group (both net of deferred tax);
- a provision for future corporate costs;
- the present value of future profits attributable to shareholders from existing policies of the Life & Pensions business.

The shareholders' net worth includes the corporate debt of the Group. This debt is valued at market value, consistent with the EEV guidance.

EEV and other balance sheet items denominated in foreign currencies have been translated to sterling using the appropriate closing exchange rate. The new business contribution and other income statement items have been translated using an average exchange rate for the relevant period.

1.2 Covered business

The covered business incorporates the Life & Pensions business defined as long-term business by UK and overseas regulators.

F&C is not included in the definition of covered business.

1.3 Allowance for risk

The burn-through cost has been assessed using a stochastic model derived from the current Realistic Balance Sheet (RBS) model. This model has been calibrated to market conditions at the valuation date. Allowance has been made under the different scenarios for management actions, such as altered investment strategy, consistent with the RBS model. The burn-through cost would be markedly higher without the hedging activities we have undertaken.

Whilst the EEV guidance suggests that, as a minimum, allowance is made in the cost of financial options and guarantees for stochastic variation in future economic conditions, we have also allowed for variation in non-market risks, as these risks can also serve to increase the burn-through cost. The burn-through cost at 31 December 2005 of £75m (2004: £77m), is split between £40m (2004: £44m) market risk and £35m (2004: £33m) non-market risk. The non-market risks include lapses, annuitant longevity, and operational risk within the With Profits Fund. The allowance for non-market risks is made by consideration of the impact of extreme scenarios from our economic capital model.

Significant amounts of new with-profits business are no longer written and the guarantee levels offered are lower, hence there is no material impact of the burn-through cost in the contribution to profits of new business.

1.6 Required capital and the cost of capital

Required capital is set at the greater of regulatory capital and economic capital. Regulatory minimum capital includes prudent reserves as well as a solvency margin. Economic capital is determined from internal models, based on the company's risk appetite.

At a product level, economic capital requirements are higher than regulatory capital requirements for with-profits and annuity business, and lower than regulatory capital requirements on unit-linked and protection business. In aggregate, the economic capital requirements are higher than regulatory requirements by approximately £100m (2004: £100m).

Capital requirements under EEV amounted to £551m (2004: £741m). This included shareholder assets required to support the With Profits Fund.

For new business, regulatory capital requirements are higher than economic capital requirements, given the high proportion of unit-linked and protection new business, and the contribution to profits from new business is therefore based on regulatory capital requirements.

The EEV includes a deduction for the cost of holding the required capital. Frictional costs, being the tangible costs of holding capital, have been allowed for on a market-consistent basis. These consist of the total taxation and investment expenses incurred on locked-in shareholder capital and reflect the cost to an investor of holding an asset through investment in a life company, rather than investing in the asset directly.

No adjustment has been made for any agency cost, this representing the potential markdown to value that investors will apply because they do not have direct control over their capital. Any adjustment would be subjective and different investors will have their own views of what adjustment, if any, should be made.

1.7 Non-market risk

An investor can diversify away the uncertainty around the return on non-market risks, such as mortality and expenses. Hence in a shareholder valuation the allowance for non-market risk is made through the appropriate choice of best estimate experience assumptions and the impact of non-market risks on the level, and hence the cost, of capital.

In choosing best estimate assumptions the allowance for non-market risk has been reviewed. However, best estimate assumptions may fail to represent the full impact on shareholder value where the impact of fluctuations in experience is asymmetric; that is where adverse experience has a higher impact on shareholder value than favourable experience. The areas identified as having such asymmetries are the burn-through cost and operational risk.

The impact of variations in non-market risks have been taken into account in the burn-through cost calculation. This allows for asymmetries arising from the profit sharing mechanism.

In addition, a provision of £87m (2004: £50m) has been set up for operational risks in the shareholders' funds. This provision has been calculated by comparing the mean impact of variations in operational risk, as modelled in the economic capital calculations, with the existing allowance for operational risk in specific accounting provisions and embedded value projection assumptions.

This provision of £87m is equivalent to a 0.4% (2004: 0.4%) increase in the risk discount rate for UK Life & Pensions business and 0.8% (2004: 0.8%) for International Life & Pensions business, recognising the higher operational risks in international business. This impacts both embedded value and the contribution from new business.

1.8 Expenses

The EEV guidance requires companies to actively review expense assumptions, and include an allowance for holding company (corporate) costs and service company costs.

(a) Corporate costs

Corporate costs relate to those costs incurred at the corporate level that are not directly attributable to the Life & Pensions or the Asset Management businesses.

Under EEV methodology, corporate costs are classified as either ongoing costs or development and one-off costs. For 2005, £6m (2004: £6m) of corporate costs were regular ongoing corporate costs and £6m (2004: £4m) were development or one-off costs. The ongoing costs have been capitalised under EEV. The impact is a provision of £47m (2004: £48m).

(b) Service costs

Service company costs are included in the EEV expense assumption calculations. Included within these are the fees charged by F&C for investment management services to the covered Life & Pensions business.

F&C service fee profits in respect of covered Life & Pensions business are not capitalised under the EEV methodology, as F&C is a separate business segment within the Group and the arrangement between F&C and the Life & Pensions business is on an arm's length basis. Instead, these profits, approximately £15m (2004: £11m) are brought into the consolidated profit and loss account on an IFRS basis, and F&C is brought into the pro forma embedded value at market value.

Productivity gains have been assumed within the EEV in respect of International business. The Lombard EEV has been reduced by £8m (2004: £8m) for a projected expense overrun for the period 2006-2009 and a lower rate of expense inflation has been assumed for Friends Provident International Limited business. These allow for anticipated future productivity gains as these businesses grow.

1.9 New business

New business within the covered business includes:

- premiums from the sale of new contracts;
- payments on recurring single premium contracts, including Department of Work and Pensions rebate premiums, except existing stakeholder-style pensions business where, if a regular pattern in the receipt of premiums for individuals has been established, the regular payment is treated as a renewal of an existing contract and not new business;
- non-contractual increments on existing policies;
- new entrants in group pensions business.

2. Segmental analysis

(a) Life & Pensions EEV profit

Year ended 31 December 2005

		2005			2004		
		UK	INT	Total	UK	INT	Total
	Notes	£m	£m	£m	£m	£m	£m
Contribution from new business	2(b), 3 (a)	64	80	144	58	20	78
Profit from existing business:							
expected return		170	26	196	155	11	166
experience variances		20	2	22	12	5	17
operating assumption changes		19	(3)	16	(17)	21	4
Development costs		(25)	-	(25)	(16)	-	(16)
Expected return on shareholders' net assets within the Life & Pensions business		80	1	81	103	2	105
Life & Pensions EEV underlying profit before tax		328	106	434	295	59	354
Non-recurring items	4	(10)	(3)	(13)	(29)	(3)	(32)
Investment return variances	3(e)	584	57	641	201	3	204
Effect of economic assumption changes		(223)	(13)	(236)	(122)	(6)	(128)
Life & Pensions EEV profit before tax		679	147	826	345	53	398
Attributed tax charge	3(f)	(204)	(28)	(232)	(103)	(5)	(108)
Life & Pensions EEV profit after tax		475	119	594	242	48	290

(b) New business margin

Year ended 31 December 2005

	2005		
	UK	INT	Total
Contribution from new business	£64m	£80m	£144m
Volume of new business			
Annualised Premium Equivalent (APE)	£477m	£250m	£727m
Margin - APE	13.4%	32.0%	19.8%
Volume of new business			
Present Value of New Business Premiums (PVNBP)	£3,192m	£2,205m	£5,397m
Margin - PVNBP	2.0%	3.6%	2.7%

	2004		
	UK	INT	Total
Contribution from new business	£58m	£20m	£78m
Volume of new business			
APE	£389m	£74m	£463m
Margin - APE	14.9%	27.0%	16.8%
Volume of new business			
PVNBP	£2,641m	£537m	£3,178m
Margin - PVNBP	2.2%	3.7%	2.5%

APE equals 100% of annualised regular premium and 10% of single premium. PVNBP equals single premiums plus the expected present value of new business premiums of regular premium business.

(c) Summary consolidated balance sheet on an EEV basis
At 31 December 2005

	2005			2004		
	Segmental analysis	Intra-Group debt(iii)	Total	Segmental analysis	Intra-Group debt(iii)	Total
	£m	£m	£m	£m	£m	£m
Life & Pensions - long-term funds	621	(180)	441	627	(180)	447
Life & Pensions - shareholders' funds	429	770	1,199	354	275	629
Life & Pensions net assets	1,050	590	1,640	981	95	1,076
Corporate net assets	14	(795)	(781)	70	(300)	(230)
Shareholders' invested net assets	1,064	(205)	859	1,051	(205)	846
Attributable net asset value of the Asset Management business net of minority interest (i), (ii)	423	205	628	486	205	691
Net pension liability of Friends Provident Pension Scheme	(13)	-	(13)	(5)	-	(5)
Shareholders' net worth	1,474	-	1,474	1,532	-	1,532
Provision for future corporate costs			(47)			(48)
Value of in-force Life & Pensions business			2,019			1,484
Ordinary shareholders' net assets on an EEV basis			3,446			2,968
Called-up share capital			214			199
Share premium account			2,038			1,799
EEV reserves			1,194			970
Ordinary shareholders' equity on an EEV basis			3,446			2,968

(i) The attributable net asset value of the Asset Management business includes goodwill of £333m at 31 December 2005 (2004: £327m) and other intangible assets, net of related tax, of £154m (2004: £217m).

(ii) The attributable net asset value of the Asset Management business includes the value of the net pension liability of that business on an IAS 19 Employee benefits basis, and is net of related tax. The net pension liability of Friends Provident Pension Scheme (FPPS) is stated on an IAS 19 basis, but including holdings in non-transferable securities issued by the Group, and is net of related deferred taxation.

(iii) Intra-Group long-term debt is analysed as follows:

	Debt		Interest payable	
	2005	2004	2005	2004
	£m	£m	£m	£m
Due from F&C to FPLP long term funds	180	180	11	11
Due from F&C to FPLP Shareholders' fund	25	25	1	-
Due from FPLP Shareholders' fund to FP plc	795	300	30	14

(d) Life & Pensions net assets segmental information by business segment

	2005			2004		
	UK	INT	Total	UK	INT	Total
	£m	£m	£m	£m	£m	£m
Life & Pensions net assets	1,028	22	1,050	931	50	981
Value of in-force Life & Pensions business	1,538	481	2,019	1,289	195	1,484
	2,566	503	3,069	2,220	245	2,465

3. Life & Pensions EEV profit

(a) Contribution from new business

The contribution from new business is calculated using economic assumptions at the beginning of the period. The contribution from new business using end-of-period economic assumptions was £143m (2004: £79m). Derived risk discount rates for new business have been based on end-of-period economic assumptions.

The contribution from new business is quoted after cost of required capital and share incentives. The table below gives the contribution before cost of capital and share based payments.

	2005	2004
	£m	£m
Contribution from new business before cost of capital and share based payments	152	86
Cost of share based payments	(2)	(2)
Cost of capital	(6)	(6)
Contribution from new business	144	78

(b) Profit from existing business - Life & Pensions

Profit from existing Life & Pensions business comprises the expected return on the value of in-force business at the start of the period plus the impact of any changes in the assumptions regarding future operating experience, changes in the reserving basis (other than economic assumption changes) and profits and losses caused by differences between the actual experience for the period and the assumptions used to calculate the embedded value at the end of the period.

The expected return on the value of in-force business is the difference between the expected return on the assets backing the liabilities and the expected change in the market-consistent value of the liabilities. Effectively, this approach is similar to applying an unwind in the risk discount rate to the value of the in-force business at the beginning of the year. However, the risk discount rate to be used is a rate appropriate over the period of return only, which is not necessarily equal to the overall in-force risk discount rate averaged across all future durations above.

(c) Development costs - Life & Pensions

Development costs represent investments made to improve future EEV profits, for example by reducing expenses or increasing future new business volumes. In particular, the Life & Pensions costs represent investment in developing advanced electronic trading systems, e-commerce related activities and new business service automation and improvement.

(d) Expected return on shareholders' net assets

The expected return on shareholders' net assets held within the Life & Pensions business comprises the return on the shareholders' net assets held by the life assurance companies within that business, using the investment return assumptions used to calculate the embedded value at the beginning of the period.

The expected return on corporate net assets is the longer-term investment return on assets held by Friends Provident plc and its non-life subsidiaries. It excludes the expected return on the net pension liability and the result of the F&C business, which are shown separately in the summary consolidated income statement.

(e) Investment return variance

The split of the investment return variance in the Life & Pensions EEV profit is shown in the table below:

	2005 £m	2004 £m
In respect of net assets at the start of year	84	25
Value of in-force business	373	119
Investment return variance after tax	457	144
Investment return variance before tax	641	204

(f) Attributed tax charge

EEV profits are calculated net of tax and then grossed up at the effective rate of shareholder tax. The full standard rate of UK corporation tax has been used to gross up after tax profits on UK business and appropriate tax rates have been used for the International business.

The following table provides the analysis of the attributed tax charge:

	2005 £m	2004 £m
Contribution from new business	35	19
Profit from existing business	69	48
Development costs	(8)	(5)
Expected return on shareholders' net assets within the Life & Pensions business	24	31
Non-recurring items	(3)	(8)
Investment return variances	184	60
Effect of economic assumption changes	(69)	(37)
Attributed tax charge	232	108

4. Non-recurring items

	2005 £m	2004 £m
Closure of direct sales operation	-	2
Life & Pensions integration costs	6	9
Provision for past sales	7	14
Gross-up for shareholder tax	-	7
Life & Pensions non-recurring items	13	32

Asset Management integration costs	24	19
Asset Management Reinvestment Plan costs	22	4
Asset Management non-recurring items	46	23
Total non-recurring items	59	55

Explanations of the non-recurring items are set out in note 3 to the IFRS financial information.

5. Earnings per share

Basic and underlying earnings per share	2005		2004	
	Earnings £m	Per share pence	Earnings £m	Per share pence
Profit after tax attributable to ordinary shareholders of the parent	441	21.2	282	15.6
Investment return variances	(550)	(26.4)	(197)	(10.9)
Variation in value of option on convertible debt	9	0.4	10	0.5
Effect of economic assumption changes	238	11.4	128	7.1
Amortisation and impairment of Asset Management acquired intangible assets	168	8.1	21	1.2
Non-recurring items	59	2.8	55	3.0
Tax charge on items excluded from underlying profit	46	2.2	1	0.1
Minority interest on items excluded from underlying profit	(72)	(3.4)	(14)	(0.8)
Underlying profit after tax attributable to ordinary shareholders of the parent	339	16.3	286	15.8

	2005 millions	2004 millions
Weighted average number of ordinary shares	2,082	1,808

6. Equity attributable to equity holders of the parent

Ordinary shareholders' equity on an EEV basis reconciles to equity attributable to equity holders of the parent on an IFRS basis as follows:

	2005 £m	2004 £m
Ordinary shareholders' equity on an EEV basis	3,446	2,968
Less items only included on an EEV basis:		
Value of in-force Life & Pensions business	(2,019)	(1,484)
Provision for future corporate costs	47	48
Adjustment of long term debt to market value	134	35
Add items only included on an IFRS basis:		
Goodwill (net of provision for future consideration)	198	191
Other intangible assets	76	2
Acquired PVIF	282	138
STICS treated as equity	810	299
Deferred acquisition costs	994	765
Deferred front end fees	(85)	(37)
IFRS reserving adjustments	(337)	(160)
Other	(48)	(47)
Equity attributable to equity holders of the parent on an IFRS basis	3,498	2,718

7. EEV assumptions

7.1 Principal economic assumptions - deterministic

Economic assumptions are actively reviewed and are based on the market yields on risk-free assets at the valuation date.

Assumptions

	2005	2004
UK and International (excluding Lombard):	%	%
Risk-free rate (i)	4.1	4.6
Investment returns before tax:		
Fixed interest	3.8-4.7	4.1-5.2
Equities	7.1	7.6
Properties	6.1	6.6
Future expense inflation:		
UK business	3.9	3.9
International business	3.15	3.6
UK corporation tax rate	30	30
Risk discount rate (average):		
In-force (UK business)	7.4	8.0
In-force (International business)	6.3	6.9
Risk discount rate:		
New business (UK business)	6.5	6.6
New business (International business)	6.0	6.4

(i) For UK and FPI business the risk-free rate is set with reference to the gilt yield curve at the valuation date. For annuity and with-profits business, a term dependent rate allowing for the shape of the yield curve is used as this can significantly impact value. For other business, a rate based on the annualised 15-year gilt yield is used.

	2005	2004
Lombard:	%	%
Risk-free rate	3.6	4.1
Investment returns before tax	4.9	5.2
Future expense inflation	3.5	3.5
Tax rate	25.8	25.8
Risk discount rate (average) - in-force	6.3	6.9
Risk discount rate (average) - new business	6.3	6.9

The key exchange rates used in respect of Lombard business were a closing exchange rate of 1 Euro = £0.687 (2004: 1 Euro = £0.707) and an average exchange rate over the year of 1 Euro = £0.685.

Margins are added to the risk-free rates to obtain investment return assumptions for equity and property. For corporate fixed interest securities the investment return assumptions are derived from an AA-bond yield spread, limited to the actual return on the underlying assets. As we have followed a market-consistent approach, these investment return assumptions affect only the derived risk discount rates and not the embedded value result.

Maintenance expenses are assumed to increase in the future at a rate of 1% per annum for UK business and 0.25% per annum for International business (excluding Lombard) in excess of the assumed long-term rate of retail price inflation. This is derived from the difference between the risk-free rate of return and the average of the FTSE Actuaries over 5-year index-linked gilt at 5% and 0% inflation.

For Lombard the risk-free rate is the average of the 10-15 year and the over 15 year yields using the EuroMTS indices. The investment return assumption is the weighted average (based on asset mix) of returns of fixed interest securities,

equities and cash. The Lombard investment return assumption is shown gross of tax, but net of fund management charges.

Average derived risk discount rates are shown below for the embedded value and the contribution from new business. The average derived risk discount rate for in-force has reduced over 2005 due mainly to a lower risk free rate and a lower risk margin on annuities.

A more detailed split of the derived risk discount rates is given in the following table.

Derived risk discount rates by product type
31 December 2005

				International	
	UK With-profits	UK Annuity	Other UK	Sterling	Euro
Embedded Value	%	%	%	%	%
Risk-free rate	4.1	4.1	4.1	4.1	3.6
Market risks (non-options)	3.0	6.0	1.7	1.3	1.9
Options - market risks	4.0	-	-	-	-
Options - non-market risks	3.3	-	-	-	-
Other non - market risks	0.4	0.4	0.4	0.8	0.8
Risk discount rate	14.8	10.5	6.2	6.2	6.3

Contribution from new business:

		International	
	UK	Sterling	Euro
	%	%	%
Risk-free rate	4.1	4.1	3.6
Market risks	2.0	1.1	1.9
Non-market risks	0.4	0.8	0.8
Risk discount rate	6.5	6.0	6.3

These tables show that with-profits and annuity business is subject to more investment risk than the remaining business, and so the appropriate risk discount rates are higher.

7.2 Principal economic assumptions - stochastic

The cost of options and guarantees is determined using The Smith Model economic scenario generator. The model is calibrated to market conditions at the valuation date and correlations between the asset classes are derived from historic data, consistent with the model used for the Realistic Balance Sheet.

Risk-free rates are calibrated to the gilt yield curve.

Equity volatility is calibrated to replicate the implied volatility of FTSE 100 put options held by the With Profits Fund.

Property holdings are modelled as a mix of equity and gilt assets, calibrated to derive a level of running yield and volatility as observed in historical data.

Sample implied volatilities by asset class

	Term (years)			
31 December 2005	5	15	25	35
15-year risk-free zero coupon bonds	8.7	5.0	4.4	5.0
15-year corporate bonds	9.8	7.9	7.7	7.6
Equity	17.7	19.8	21.6	21.7
Property	14.9	17.2	19.2	19.3

Bonus rates are set at levels which fully utilise the assets supporting the in-force business over its lifetime and are consistent with the economic assumptions and the Group's bonus policy.

7.3 Other assumptions

Other assumptions are regularly reviewed having regard to past, current and expected future experience, and any other relevant data. These are set so as to be best estimate assumptions.

The assumed rates of mortality, morbidity, lapse, surrender, conversion to paid-up and early retirement, which are reviewed annually, have been derived from analyses of the Group's recent operating experience and industry studies. In particular, improvements in annuitant mortality have been assumed to follow the medium cohort for males and 75% of this for females. Allowance for commission is based on the Group's recent experience.

8. Sensitivity analysis

The table below shows the sensitivity of the embedded value and the contribution from new business to changes in assumptions for 2005. For each sensitivity other future experience assumptions remain unchanged, except where changes in economic conditions directly affect them. The assumptions underlying the statutory reserving calculations remain unchanged in all sensitivities.

	Notes	Change in embedded value £m	Change in new business contribution £m
1% increase in risk discount rates	(i)	(171)	(43)
1% increase in equity and property expected returns	(ii)	n/a	n/a
1% reduction in risk-free rates, with corresponding change in fixed-interest asset values		54	5
10% reduction in market values of equity and property assets (for embedded value)	(iii)	(157)	n/a
£100m reduction in capital requirements (for embedded value)	(iv)	(7)	n/a
50% increase in capital requirements (for new business contribution)		n/a	(3)
10% reduction in expenses		44	9
10% reduction in lapses		53	20
5% reduction in annuitant mortality		(55)	(2)
5% reduction in mortality and morbidity (excluding annuities)		23	4

(i) Although not directly relevant under a market-consistent valuation where the risk discount rate is a derived disclosure only, this shows the impact of a change in the average derived risk discount rate, to enable adjustments to be made to reflect differing views of risk.

(ii) As a market-consistent approach is used, equity and property expected returns only affect the derived risk discount rates and not the embedded value or contribution to profits from new business.

(iii) The movement in embedded value comprises a £93m decrease in shareholders' invested net assets and a £64m reduction in the value of in-force Life & Pensions business.

(iv) Required capital is set at the greater of regulatory capital and economic capital. In aggregate the economic capital requirements are higher than the regulatory capital requirements by £100m. This sensitivity shows the impact on

embedded value and contribution from new business of using the regulatory capital requirements.

Consolidated income statement on an IFRS basis
For the year ended 31 December 2005

	Notes	2005 £m	2004 £m
Revenue			
Gross earned premiums	2	977	977
Premiums ceded to reinsurers	2	(56)	(50)
Net earned premiums	2	921	927
Fee and commission income and income from service activities	2	483	301
Investment income		6,287	3,151
Total revenue		7,691	4,379
Claims, benefits and expenses			
Gross claims and benefits paid		1,569	1,501
Amounts receivable from reinsurers		(37)	(31)
Net claims and benefits paid		1,532	1,470
Insurance contracts liabilities		514	480
Investment contracts liabilities		3,822	1,373
Transfer to fund for future appropriations		187	42
Movement in net assets attributable to unit holders		136	71
Movement in policyholder liabilities		4,659	1,966
Acquisition expenses		285	204
Administrative and other expenses		759	468
Finance costs		89	50
Total claims, benefits and expenses		7,324	4,158
Share of profit of associates and joint venture		-	-
Profit before tax from continuing operations		367	221
Policyholder tax		(218)	(98)
Profit before shareholder tax from continuing operations		149	123
Total tax expense		(178)	(59)
Policyholder tax		218	98
Shareholder tax		40	39
Profit after tax from continuing operations		189	162
Profit after tax from discontinued operations	13	8	18
Profit for the year		197	180
Attributable to:			
Equity holders of the parent: (i)			
Ordinary shareholders		132	143
Other equity holders		37	21
		169	164
Minority interest		28	16
Profit for the year		197	180
Earnings per share (ii)	6		

Basic earnings per share		6.3 pence	7.9 pence

(i) All profit attributable to equity holders of the parent is from continuing operations.
(ii) Earnings per share from discontinued operations is £nil (2004: £nil).

Consolidated underlying profit before tax on an IFRS basis
For the year ended 31 December 2005

	Notes	2005 £m	2004 £m
Profit before tax from continuing operations		367	221
Policyholder tax		(218)	(98)
Returns on Group-controlled funds attributable to third parties		(57)	-
Profit before tax attributable to ordinary shareholders' of the parent		92	123
Non-recurring items	3	59	55
Amortisation of Asset Management acquired intangible assets	7	56	21
Amortisation of acquired present value of in-force business	7	28	10
Amortisation of Life & Pensions acquired intangible assets	7	7	-
Impairment of acquired intangible assets	7	112	-
Interest payable on Step-up Tier one Insurance Capital Securities	10	(37)	(21)
Short-term fluctuations in investment return		(102)	(27)
Variation in value of option on convertible debt		9	10
Underlying profit before tax		224	171
Earnings per share	6		
Underlying earnings per share		8.8 pence	10.3 pence

Underlying profit before tax represents profit (based on longer-term investment return) attributable to ordinary shareholders of the parent and excludes returns on Group controlled funds attributable to third parties and before impairment of goodwill, amortisation and impairment of acquired intangible assets and acquired present value of in-force business, and non-recurring items, less interest payable on Step-up Tier one Insurance Capital Securities (STICS).

Management consider that underlying profit better reflects the ongoing performance of the Group and focus on this measure of profit in internal monitoring of the Group's IFRS results.

Consolidated balance sheet on an IFRS basis

At 31 December 2005

	Notes	2005 £m	2004 £m
Assets			
Intangible assets	7	1,590	1,388

	Note		
Property and equipment		73	168
Investment properties		1,912	1,527
Investments in associates and joint venture		14	5
Financial assets		42,091	31,112
Deferred acquisition costs		994	776
Reinsurance assets		183	112
Current tax assets		25	49
Insurance and other receivables		590	519
Cash and cash equivalents		2,614	2,249
Total assets		50,086	37,905
Liabilities			
Insurance contracts		14,637	14,047
Fund for future appropriations		420	256
Financial liabilities			
- Investment contracts		27,857	18,001
- Interest bearing loans and borrowings		1,155	966
Net asset value attributable to unit holders		751	576
Provisions		364	185
Deferred tax liabilities		288	165
Current tax liabilities		177	156
Insurance payables, other payables and deferred income		497	755
Total liabilities		46,146	35,107
Equity attributable to equity holders of the parent			
Attributable to ordinary shareholders:			
Share capital	10	214	199
Share premium	10	2,038	1,799
Other reserves	10	436	421
		2,688	2,419
Attributable to other equity holders	10	810	299
		3,498	2,718
Minority interest	10	442	80
Total equity	10	3,940	2,798
Total equity and liabilities		50,086	37,905

Consolidated statement of recognised income and expense on an IFRS basis
For the year ended 31 December 2005

	Equity holders of the parent (ordinary shares) £m	Equity holders of the parent (STICS) £m	Total equity holders of the parent £m	Minority interest £m	Total £m
Actuarial losses on defined benefit schemes net of tax	(18)	-	(18)	(10)	(28)
Foreign exchange adjustments	(7)	-	(7)	(1)	(8)
Net income recognised directly in equity	(25)	-	(25)	(11)	(36)
Profit for the year	132	37	169	28	197
Total recognised income and expense for the year	107	37	144	17	161

For the year ended 31 December 2004

	Equity holders of the parent (ordinary shares) £m	Equity holders of the parent (STICS) £m	Total equity holders of the parent £m	Minority interest £m
Actuarial losses on defined benefit schemes net of tax	(7)	-	(7)	(1)
Foreign exchange adjustments	2	-	2	-
Net income recognised directly in equity	(5)	-	(5)	(1)
Profit for the year	143	21	164	16
Total recognised income and expense for the year	138	21	159	15

Summary consolidated cash flow statement on an IFRS basis
For the year ended 31 December 2005

	2005 £m	2004 £m
Operating activities		
Profit after tax	197	180
Net (decrease)/increase in operational assets and liabilities	(896)	803
Net cash (outflow)/inflow from operating activities	(699)	983
Investing activities		
Acquisition of subsidiaries, net of cash acquired	603	(182)
Disposal of subsidiaries, net of cash acquired	44	-
Purchase of internally generated intangible assets	(13)	(13)
Purchase of property and equipment	(10)	(41)
Net cash inflow/(outflow) from investing activities	624	(236)
Financing activities		
Finance costs	(82)	(55)
STICS interest	(21)	(21)
Proceeds from issue of long term debt, net of expenses	229	374
Issue of STICS, net of expenses	495	-
Net movement in other borrowings, net of expenses	5	17
Issue of share capital, net of expenses	-	255
Dividends paid to equity holders of the parent	(157)	(134)
Dividends paid to minority interest	(29)	(5)
Net cash inflow from financing activities	440	431
Increase in cash and cash equivalents	365	1,178
Balance at beginning of year	2,249	1,071
Balance at end of year	2,614	2,249

Included within cash and cash equivalents are deposits maturing in less than three months amounting to £1,799m (2004: £1,769m). Under UK GAAP these items were included in investments.

Notes to the IFRS results
1. Basis of preparation

The financial information included in this announcement has been extracted from the Group's financial statements prepared in accordance with International Financial Reporting Standards as adopted by the European Union (EU).

The Group has chosen to early adopt the amendment to IAS 39 Financial Instruments, in respect of the fair value option and IAS 19 Employee Benefits, as amended in December 2004. In addition the Group has applied FRS 27 Life

Assurance, as an improvement to its accounting policies as permitted by IFRS 4 Insurance Contracts.

The Group has prepared its financial statements under IFRS as adopted for use in the EU for the first time and consequently has applied IFRS 1 First-Time Adoption of International Financial Reporting Standards. There have been a number of changes of accounting policies that have arisen as a result of implementing IFRS although the net impact on profit has not been material with profit for the year after tax in 2004 increasing from £177m under UK GAAP to £180m under IFRS. The impact on equity has been to increase equity at 1 January 2004 from £1,965m under UK GAAP to £2,292m under IFRS. The main change in equity has been the reclassification of £299m of STICS from debt to equity.

The financial information set out above does not constitute the company's statutory accounts for the years ended 31 December 2005 or 2004. Statutory accounts for 2004, which were prepared under UK GAAP, have been delivered to the registrar of companies. The auditors have reported on the 2004 accounts; their report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. The statutory accounts for 2005, which are being prepared under accounting standards adopted by the EU will be finalised on the basis of the financial information presented by the directors in this preliminary announcement and will be delivered to the registrar of companies in due course.

2. Segmental information

(a) Summary

Segment information is presented in respect of the Group's business. The directors consider that the primary format, business segments, is based on the Group's management and internal reporting structure.

Inter-segment pricing is determined on an arm's length basis. Segment results, assets, and liabilities, include items directly attributable to a segment, as well as those that can be allocated on a reasonable basis. Segment capital expenditure includes purchases of property and equipment, investment properties and intangible assets.

(b) Business segments (primary segment)

The Group comprises the following main business segments:

- UK Life & Pensions (including corporate items)
- International Life & Pensions
- Asset Management

(i) Revenue and expenses

Year ended 31 December 2005

	UK Life & Pensions	International Life & Pensions	Asset Management	Elimination of inter segment amounts	Total
	£m	£m	£m	£m	£m
Gross earned premiums	969	8	-	-	977
Less premiums ceded to					

reinsurers	(56)	-	-	-	(56)
Net earned premiums	913	8	-	-	921
Fee and commission income and income from service activities	116	124	276	(33)	483
Investment income	5,191	921	175	-	6,287
Total revenue	6,220	1,053	451	(33)	7,691
Net claims and benefits paid	1,528	4	-	-	1,532
Movement in insurance and investment contract liabilities	3,291	888	157	-	4,336
Transfer to fund for future appropriations	187	-	-	-	187
Movement in net assets attributable to unit holders	136	-	-	-	136
Acquisition expenses	207	67	11	-	285
Administrative and other expenses	326	96	370	(33)	759
Total allocated claims, benefits and expenses	5,675	1,055	538	(33)	7,235
Segmental results	545	(2)	(87)	-	456
Inter segment revenue/(expense)	(33)	-	33	-	-
Finance costs					(89)
Share of profit after tax of associates and joint venture					-
Policyholder tax					(218)
Shareholder tax					40
Profit after tax from continuing operations					189

Discontinued operations are shown in note 13 and the profit after tax amounted to £8m.

Year ended 31 December 2004

	UK Life & Pensions	International Life & Pensions	Asset Management	Elimination of inter segment amounts	Total
	£m	£m	£m	£m	£m
Gross earned premiums	970	7	-	-	977
Less premiums ceded to reinsurers	(50)	-	-	-	(50)
Net earned premiums	920	7	-	-	927
Fee and commission income and income from service activities	103	80	153	(35)	301
Investment income	2,928	118	105	-	3,151
Total revenue	3,951	205	258	(35)	4,379
Net claims and benefits paid	1,469	1	-	-	1,470
Movement in insurance and investment contract liabilities	1,625	138	90	-	1,853
Transfer to fund for future appropriations	42	-	-	-	42
Movement in net assets					

attributable to unit holders	71	-	-	-	71
Acquisition expenses	152	47	5	-	204
Administrative and other expenses	334	17	152	(35)	468
Total allocated claims, benefits and expenses	3,693	203	247	(35)	4,108
Segmental results	258	2	11	-	271
Inter segment revenue/(expense)	(35)	-	35	-	-
Finance costs					(50)
Share of profit after tax of associates and joint venture					-
Policyholder tax					(98)
Shareholder tax					39
Profit after tax from continuing operations					162

Discontinued operations are shown in note 13 and the profit after tax amounted to £18m.

(ii) Assets and liabilities

Year ended 31 December 2005

	UK Life & Pensions £m	International Life & Pensions £m	Asset Management £m	Elimination of inter segment amounts £m	Total £m
Segment assets	38,586	9,766	1,936	(216)	50,072
Investments in associates and joint venture	14	-	-	-	14
Total assets	38,600	9,766	1,936	(216)	50,086
Total liabilities	36,163	8,974	1,225	(216)	46,146

Year ended 31 December 2004

	UK Life & Pensions £m	International Life & Pensions £m	Asset Management £m	Elimination of inter segment amounts £m	Total £m
Segment assets	33,340	2,737	2,035	(212)	37,900
Investments in associates and joint venture	-	-	5	-	5
Total assets	33,340	2,737	2,040	(212)	37,905
Total liabilities	31,092	2,602	1,625	(212)	35,107

3. Non-recurring items

Non-recurring items borne by shareholders

	2005 £m	2004 £m
Closure of direct sales operation (i)	-	2
Life & Pensions integration costs (ii)	6	9
Provision for past sales (iii)	7	14
Gross up for shareholder tax	-	7
Life & Pensions non-recurring items	13	32
Asset Management integration costs (iv)	24	19

Asset Management Reinvestment Plan costs (v)	22	4
Asset Management non-recurring items	46	23
Total non-recurring items	59	55

(i) The charge of £nil (2004: £2m) represents expenses relating to the reorganisation of the Appointed Representatives sales channel.

(ii) Costs of £6m (2004: £9m) have been incurred relating to integration activity following the acquisition of Friends Provident International Limited (FPI) in August 2002.

(iii) A total of £14m (2004: £30m) has been charged in respect of the cost to shareholders of mortgage endowment complaints and historic business reviews. This is offset by a credit of £7m (2004: £16m) in respect of the review conducted into pension transfers and opt-outs.

(iv) Asset Management integration costs include £22m (2004: £18m) which were incurred integrating, rationalising and reorganising the Asset Management business following the acquisition of F&C Group (Holdings) Limited.

(v) The charge of £22m (2004: £4m) represents the cost of issuing shares to employees under the 2004 Reinvestment Plan.

4. Staff pension schemes

(a) Introduction

The Group operates several defined benefit schemes: the Friends Provident Pension Scheme (FPPS), to which the majority of the Group's UK Life & Pensions employees belong, and various schemes operated by F&C. In addition, the Group operates two defined contribution schemes: the scheme operated by F&C and the scheme operated by FPI. Lombard does not operate a pension scheme.

(b) Total schemes

Under IAS 19 Employee Benefits, the pension liability is recognised in provisions in the balance sheet and has been grossed up for deferred tax. The market value of the scheme's assets exclude units held in the internal linked funds (classified as non-transferable assets). This presentation has no impact on shareholders' equity as the internal investment contract liability is also excluded. However, non-transferable assets are taken into account in determining the pension liability in the actuarial valuation. A reconciliation of the Group pension liability included in the consolidated balance sheet and the net pension liability as determined by actuarial valuations is set out below.

	2005 £m	2004 £m
Deficit in the FPPS scheme	(59)	(41)
Deficit in the F&C schemes	(48)	(18)
Group pension liability included in provisions	(107)	(59)
Non-transferable assets	40	34
Deferred tax	20	7
Net pension liability	(47)	(18)
Analysis of net pension liability		
FPPS	(13)	(5)
F&C	(34)	(13)
Net pension liability	(47)	(18)
Amounts recognised in the income statement		
FPPS scheme	(17)	(9)
F&C schemes	(4)	(2)
	(21)	(11)
Amounts recognised in the statement of recognised income and expense		

FPPS scheme	(9)	(6)
F&C schemes	(31)	(3)
Deferred tax	12	1
	(28)	(8)

(c) Friends Provident Pension Scheme

The FPPS is a UK defined benefit scheme to which the majority of the Group's UK Life & Pensions employees belong. The scheme's assets are administered by F&C.

(i) Major assumptions used by the Scheme Actuary

	2005	2004
	%	%
Inflation assumption	2.85	2.90
Rate of increase in salaries*	3.50	3.50
Rate of increase in pensions in payment	2.70	2.75
Discount rate	4.75	5.50

* Plus allowance for salary scale increases

(ii) Mortality assumptions

To recognise the increasing longevity of pensioners, the mortality assumption basis was changed to the medium cohort basis for 2005. 'Medium' relates to three scenario tables produced by the Continuous Mortality Investigation Bureau of the Institute of Actuaries to reflect the uncertainty of future longevity experience of annuitants; 'short', 'medium', and 'long', which vary based on how long the improvements in mortality are projected to last. 'Cohort' refers to the idea suggested by some surveys that mortality varies by year of birth. With respect to FPPS the mortality assumptions are projected forward, to take account of future improvements in mortality, according to each individual's year of birth.

For 2004, the PM/FA92 tables were used for mortality assumptions. The tables, published in 1999, are based on investigations carried out between 1991 and 1994. With respect to FPPS these are projected forward, to take account of future improvements in mortality, to 2040 for all future pensioners and 2010 for all current pensioners. For future pensioners the projections are rated down one year.

The cost of strengthening mortality assumptions in 2005 to the medium cohort basis was £35m.

The mortality assumptions provide the following life expectancies of members retiring at the age of 60:

	2005	2004
Life expectancy		
Basis - future pensioners	PM/FA92BMC*	PM/FA92C2040-1
Basis - current pensioners	PM/FA92BMC*	PM/FA92C2010

Expected age at death of future male pensioner	88	87
Expected age at death of future female pensioner	90	90
Expected age at death of current male pensioner	87	84
Expected age at death of current female		
pensioner	90	87

* projected according to individual's year of birth

(d) F&C Asset Management plc pension schemes

The assumptions used for the F&C Pension schemes are broadly consistent with those used for FPPS. The total deficit on these schemes was £48m after allowing for a strengthening of the mortality assumption in 2005 to the medium cohort basis at a cost of £18m.

5. Appropriations of profit

(a) Dividends paid and proposed on ordinary shares

Dividends paid during the year and recognised in reserves

	2005	2004
	£m	£m
Final dividend in respect of 2004 and paid in May		
2005 of 5.0p per share (in respect of 2003 and paid		
in May 2004 of 4.9p per share)	103	84
Interim dividend in respect of 2005 and paid in		
November 2005 of 2.6p per share (in respect of 2004		
and paid in November 2004 of 2.55p per share)	54	50
Total dividends paid	157	134

After the balance sheet date the dividends set out below were proposed by the directors. In accordance with IAS 10 these have not been provided as a liability at the balance sheet date.

	2005	2004
	£m	£m
Final dividend in respect of 2005 payable in May		
2006 of 5.10p per share (in respect of 2004 paid in		
May 2005 of 5.00p per share)	107	103

The 2005 final dividend is based on 2,099m shares in issue. The 2004 final dividend was based on 2,057m shares which included the 113m shares issued on 11 January 2005 in respect of the Lombard acquisition.

(b) STICS interest

STICS interest paid during the year and recognised in reserves

	2005	2004
	£m	£m
Interest on 2003 STICS at 6.875%		
Paid in May 2005 (May 2004)	10	10
Paid in November 2005 (November 2004)	11	11
Total interest paid	21	21

6. Earnings per share

(a) Basic and underlying earnings per share from continuing operations

Earnings per share have been calculated based on the profit after tax and on the underlying profit after tax, attributable to ordinary shareholders' of the parent. The directors believe that the underlying earnings per share figure gives a better indication of operating performance.

	2005	2005	2004	2004
	Earnings	Per share	Earnings	Per share
	£m	pence	£m	pence
Profit after tax attributable to ordinary				
shareholders of the parent	132	6.3	143	7.9
Short-term fluctuations in investment return	(102)	(4.9)	(27)	(1.5)
Variation in value of option on				
convertible debt	9	0.4	10	0.6
Non-recurring items	59	2.8	55	3.0
Amortisation and impairment of acquired				

intangible assets	203	9.8	31	1.7
Minority interest on items excluded from				
underlying profit	(72)	(3.4)	(14)	(0.8)
Tax credit on items excluded from				
underlying profit	(46)	(2.2)	(11)	(0.6)
Underlying profit after tax				
attributable to ordinary				
shareholders of the parent	183	8.8	187	10.3

	2005	2004
	millions	millions
Weighted average number of ordinary shares	2,082	1,808

(b) Earnings per share from discontinued operations

Discontinued operations have no impact on profit after tax attributable to equity holders. Earnings per share from discontinued operations is therefore £nil.

7. Intangible assets

			Investment		
		Acquired	management		
	Goodwill	PVIF	contracts	Other	Total
	£m	£m	£m	£m	£m
Cost					
At 1 January 2004	348	264	106	67	785
Acquisitions through business					

combinations	268	-	517	-	785
Other additions	-	-	-	15	15
Disposals	(30)	-	(2)	-	(32)
Foreign exchange adjustments	-	-	5	-	5
At 31 December 2004	586	264	626	82	1,558
Acquisitions through business					
combinations	151	230	-	109	490
Other additions	6	-	1	14	21
Disposals	(68)	-	-	(7)	(75)
Foreign exchange adjustments	2	(10)	(7)	(3)	(18)
At 31 December 2005	677	484	620	195	1,976
Amortisation and impairment					
At 1 January 2004	-	77	15	29	121
Amortisation charge for year	-	10	21	18	49
Impairment charge	-	-	-	-	-
At 31 December 2004	-	87	36	47	170
Amortisation charge for year	-	28	56	25	109
Impairment charge	-	-	112	-	112
Disposals	-	-	-	(5)	(5)
At 31 December 2005	-	115	204	67	386
Carrying amounts					
At 1 January 2004	348	187	91	38	664
At 31 December 2004	586	177	590	35	1,388
At 31 December 2005	677	369	416	128	1,590

(a) Goodwill

Goodwill is the only intangible asset which has an indefinite useful life. The goodwill allocated to each business segment is as follows:

	2005	2004
	£m	£m
UK Life & Pensions	193	259

International Life & Pensions	151	-
Asset Management	333	327
Total goodwill	677	586

In accordance with IAS 36 Impairment of assets, goodwill is assessed for possible impairment each year. This assessment takes place in December of each year and compares the carrying value of goodwill for each segment with its recoverable amount. The recoverable amount has been taken to be the segment's calculated value in use.

There has been no goodwill impairment charge in 2005 (2004: £nil).

The value in use for UK Life & Pensions and International Life & Pensions (Lombard) has been taken from their business plans and represents the present value of future cash flows expected to arise from the continuing use of the policies in force. These business plans include forecast sales of new business for three years and other assumptions that take into account both past experience and market conditions. The key assumptions to which the calculated values in use are most sensitive are set out below:

- Investment market conditions: the plans assume modest investment growth.
- Policy lapses: the plans assume no change from recent experience.
- Sales and margins: the plans assume a modest reduction in margins but an increasing level of sales.
- Expenses: the plans assume that expenses will broadly increase in line with inflation.

The outcome of the impairment assessment has been that it is considered unlikely that goodwill in respect of UK Life & Pensions would be impaired given that the value in use is significantly higher than the carrying value of goodwill. For Lombard, acquired in January 2005, the levels of new business have indicated that there is no requirement for any impairment of goodwill.

For the Asset Management segment, the value in use is calculated using a cash flow projection based on the latest annual financial budget approved by the Board of F&C Asset Management plc. The projection covers a 20-year period reflecting the long-term nature of business and indefinite life of goodwill. The Asset Management segment is operated as a single group and so a single value in use has been prepared. The key assumptions to which the calculated values in use are most sensitive are set out below:

- Investment market conditions: the plans assume modest investment growth
- Sales and margins: the plans assume modest sales and margin growth although operating margins have been capped as a measure of prudence.
- Discount rate: the discount rate applied to the cash flow projections is 8.9% based on F&C's weighted average cost of capital
- Expenses: the plans assume cost growth in excess of inflation recognising the impact of staff costs.

The outcome of the impairment review is that there is no requirement for any impairment of goodwill in the Asset Management segment.

In addition, the fair value of the Group's holding in F&C Asset Management plc, at 31 December 2005, based on the quoted bid price of F&C's listed ordinary shares was £441m. This was in excess of the carrying value of the Group's holding in the Asset Management business at this date.

(b) Acquired PVIF

Acquired PVIF is amortised over the lifetime of the in-force policies and is analysed as follows:

	2005			2004		
	Cost	Amortisation	Net	Cost	Amortisation	Net
	£m	£m	£m	£m	£m	£m
UK Life & Pensions	187	91	96	190	84	106
International Life & Pensions	297	24	273	74	3	71
Total acquired PVIF	484	115	369	264	87	177

Management have assessed acquired PVIF for possible impairment and there is no indication that it has been impaired.

(c) Investment management contracts

Investment management contracts relate to the Asset Management segment and are amortised over their expected useful economic lives of between 10 and 20 years.

During 2005, due to indifferent investment performance in some areas of the Asset Management business as well as other clients of F&C withdrawing funds for strategic reasons following changes in their own corporate structure, the Asset Management business experienced a level of fund outflows which was higher than anticipated and led to net new business targets not being met. This level of lost business has had a notable impact on revenues and was significant enough to be considered an indicator of potential impairment of certain intangible assets, namely the related investment management contracts.

In accordance with IAS 36, a full impairment review of these assets was undertaken. The review resulted in the impairments being recognised (included within Administrative and other expenses in the income statement) in respect of investment management contracts as follows:

	2005	2004
	£m	£m
F&C Investment Trust contracts	56	-
F&C Institutional contracts	56	-
Total impairment recognised in the Income Statement	112	-

The above contracts relate to the investment trust management contracts and institutional fund management contracts acquired as a result of the creation of F&C Asset Management plc following the business combination of ISIS Asset Management plc and F&C Group (Holdings) Limited on 11 October 2004, after restating the accounts to comply with IFRS.

The recoverable amounts of the assets have been determined based on value in use calculations using cash flow projections based on the latest annual financial budget approved by the F&C board.

The discount rate applied to the cash flow projections is 9.4% for investment trust contracts, 9.4% for institutional contracts with no fixed term, and 8.4% for fixed term institutional contracts. These rates reflect the varying risks and uncertainties inherent in the underlying revenues, using F&C's weighted average cost of capital of 8.9%, calculated as at 31 December 2005, as a benchmark.

Revenues in the projections have been grown at 6% per annum in respect of F&C's long-term view of market growth, which is consistent with that experienced over

the longer term across the markets in which the managed assets are invested. The revenue projections also incorporate an estimated loss rate of 5% per annum compounded over the projected period in respect of investment trusts, and 14% per annum for institutional contracts with no fixed term.

Costs for the first year of the projections are driven by the budgeted F&C operating margin for 2006 of 40%. Thereafter costs are driven by the overall business projected margins consistent with combined anticipated future inflation and salary increases of 3.5%, with the margin capped at 45% as a measure of prudence, based on historical performance.

Impairment has been determined by comparing the results of the value in use calculations in respect of the remaining contracts at the year-end to the carrying value (cost less aggregate amortisation) of the assets at 31 December 2005, with any deficits arising constituting impairment to be recognised for the year.

There were no indicators of potential impairment of intangible assets with finite lives in respect of the comparative period, and as such, no impairment review was performed for 2004.

(d) Other intangible assets

Other intangible assets mainly consist of distribution channel relationships and software development which are amortised over their anticipated useful lives of between 3 and 15 years. The analysis for each segment is as follows:

	2005			2004		
	Cost	Amortisation	Net	Cost	Amortisation	Net
	£m	£m	£m	£m	£m	£m
UK Life & Pensions	77	54	23	68	41	27
International Life & Pensions	114	11	103	9	2	7
Asset Management	4	2	2	5	4	1
Total other intangible assets	195	67	128	82	47	35

Included in amortisation is £7m (2004: £nil) in respect of Life & Pensions acquired intangible assets.

Management have assessed other intangible assets for possible impairment and there is no indication that they have been impaired.

8. Realistic balance sheet

The Group has two UK with-profits funds. The main UK with-profits fund is in FPLP and the capital position of this fund has been determined in accordance with the RBS regulations prescribed by the FSA. There is also a small UK with-profits fund in FPLA. The capital position of this fund has been calculated on the existing regulatory basis as this fund is closed, and is significantly below the £500m level that the FSA has determined should be applied for

calculating liabilities under the realistic methodology.

The RBS for FPLP's with-profits business can be summarised as follows:

	2005 £m	2004 £m
Total net assets	17,366	16,528
Less non-profit liabilities including share of resilience capital reserve and required minimum margin	(2,774)	(2,636)
Total regulatory assets	14,592	13,892
Additional assets arising on realistic basis	253	249
Total assets	14,845	14,141
Policyholder liabilities:		
asset shares	12,342	12,011
financial guarantees (net of charges)	149	222
options (guaranteed annuities)	796	736
Other liabilities	1,322	1,041
Total liabilities	14,609	14,010
Excess of assets over liabilities	236	131

The amount of realistic assets for FPLP's With Profits Fund at 31 December 2005 amounted to £14,845m (2004: £14,141m) and the amount of realistic liabilities (including options and guarantees) amounted to £14,609m (2004: £14,010m). This results in an excess of realistic assets over realistic liabilities of £236m (2004: £131m). Adding back the shareholders' share of future bonuses totalling £85m (2004: £58m) and deducting adjustments to eliminate double counting of acquired PVIF of £20m (2004: £16m), the excess in accordance with FRS 27 amounted to £301m (2004: £173m).

The main element of the realistic liabilities is the asset shares of with-profits business. This represents the premiums received to date together with the investment return earned less expenses and charges. This is mainly calculated on an individual policy basis using historic information and in line with the company's PPFM. Asset shares are closely matched since they move with the value of the underlying assets.

Policyholder liabilities (including options and guarantees) are then valued using a market consistent stochastic model. Included in other liabilities are provisions for specific items such as mortgage endowment reviews and other liabilities of the fund. Realistic valuations also allow for future profits of non-profit business written in the With Profits Fund to be included.

Options and guarantees are features of life assurance and pensions contracts that confer potentially valuable benefits to policyholders. They are not unique to with-profits funds and can arise in non-participating funds. They expose an insurance company to two types of risk: insurance (such as mortality/morbidity) and financial (such as market prices/interest rates). The value of an option or guarantee comprises two elements: the intrinsic value and the time value. The intrinsic value is the amount that would be payable if the option or guarantee was exercised immediately. The time value is the additional value that reflects the possibility of the intrinsic value increasing in future, before the expiry of the option or guarantee. Under FSA rules all options and guarantees must be valued and included in policyholder liabilities. For funds within the FSA's realistic capital methodology, options and guarantees are valued on a market-consistent stochastic basis. For other funds, options and guarantees are valued on a deterministic basis.

The majority of the Group's life and pensions options and guarantees are within FPLP's With Profits Fund. These are valued stochastically and included in the realistic liabilities. There are two main types of guarantees and options in the FPLP With Profits Fund: maturity guarantees and guaranteed annuity options. Maturity guarantees are in respect of conventional with-profits business and

represent the sum assured and reversionary bonuses declared to date. The cost of these guarantees has been calculated at £427m (2004: £533m). For certain with-profits pension policies issued, there are options that guarantee rates at which annuities can be purchased. The cost of these guarantees has been calculated at £796m (2004: £736m).

The cost of the with-profits guarantees is assessed using a market-consistent stochastic model (using The Smith Model as the scenario generator) and is calculated using 5,000 simulations. The model has been calibrated using the gilt risk-free curve assuming interest rates of between 4.0% and 4.2% (2004: between 4.4% and 4.6%), implied volatilities in the market and the capital return is calibrated to the actual asset portfolio. For equities, a capital return volatility of 21% pa (2004: 16%) has been assumed in year 7, increasing to 24% pa (2004: 20%) by year 14, and 26% pa (2004: 23%) by year 21. Volatility for property returns has been assumed at 15% pa throughout (2004: 15%).

The cost of guarantees also depends on management actions that would be taken under various scenarios. For example, the future level of the equity backing ratio (the ratio of funds held in equities and property to total investments) varies in each scenario depending on the ratio of the guarantee cost to the asset share. Similarly, the reversionary bonus rate is set each year such that, by maturity, guaranteed benefits are targeted as a prescribed fraction of the total asset share, leaving the remaining portion of the asset share to be paid as terminal bonus. The management actions are in line with the company's PPFM and are programmed into the model.

The guarantee cost in respect of guaranteed annuity options is assessed using a market-consistent stochastic model and values both the current level of the guaranteed annuity rate benefit (allowing for future improvements in annuitant mortality) and the time value due to uncertainty in future interest rates. The guarantee cost in each scenario is the value of the excess annuity benefit provided by the options, relative to an annuity purchased in the open market. In estimating the future open market annuity rate, the model allows for stochastic variation in interest rates and for future mortality improvements. The stochastic interest rate assumption reflects that implied by current market interest rate derivative prices. Future annuitant mortality has been derived from an analysis of recent operating experience informed by industry studies with allowance for annuitant mortality improvements. Future improvements are difficult to assess as there is no industry consensus. Short, medium and long cohort terminology refers to commonly accepted terms of the rate of future improvements, and the period over which those improvements are expected to occur. In general, the medium cohort for realistic reporting has been adopted.

The guaranteed annuity options cost also depends upon other factors such as policy discontinuance and tax-free cash take-up. The factors are based on recent experience adjusted to reflect industry benchmarks and to anticipate trends in policyholder behaviour.

A summary of the other key assumptions is as follows:
Policy discontinuances: lapse, early retirement and paid-up rates vary by policy type and period, and have been based on recent experience. Policy lapses for pensions are generally in the range of 0.5% to 2% pa with policy lapses for life business in the range of 3% to 9% pa (13% for mortgage endowment policies).. Paid-up rates for pensions are generally in the range of 7.5% to 10% pa with life policies generally in the region of 1% pa. These assumptions are unchanged from 2004. Early retirement rates vary by age band and policy type and have been reviewed and amended in 2005 based on recent experience.

Tax-free cash option: where a guaranteed annuity option is more valuable than the cash equivalent it is assumed that 18%-25% of the benefit is taken as tax-free, depending on type of business (2004: 17% for all types of business). This is based on recent experience.

There are also guarantees and options in respect of the Group's other life

assurance business, but these are not considered to be material to the Group's future cash flows. In addition, they have largely been matched with suitable assets and there is no material exposure to market or interest rate changes. Provisions have been established using deterministic scenarios based on prudent assumptions.

9. Capital statement

The capital statement in respect of the Group's Life & Pensions business is set out below. This statement shows an analysis of the available capital resources calculated on a realistic basis for the FPLP With Profits Fund and on a regulatory basis for all other funds. It also shows the regulatory capital requirements and, in total, the overall surplus capital over regulatory requirements. In addition the statement provides an analysis of policyholders' liabilities.

At 31 December 2005

	UK with-profits (FPLP)	UK with-profits (FPLA)	UK non-participating funds	Overseas Life & Pensions funds	Life & Pensions shareholders' funds	Total Life & Pensions business
	£m	£m	£m	£m	£m	£m
Shareholders' funds						
Outside fund	-	-	-	-	951	951
Inside fund	-	-	1,149	13	-	1,162
	-	-	1,149	13	951	2,113
Other qualifying capital						
Subordinated debt	-	-	-	10	-	10
Preference shares	-	-	-	-	300	300
FFA	301	119	-	-	-	420
	301	119	1,149	23	1,251	2,843
Regulatory adjustments						
Assets	20	(1)	(610)	(228)	(8)	(827)
Liabilities	-	-	275	261	-	536
Shareholders' share of future bonuses	(85)	-	-	-	-	(85)
Total available capital resources	236	118	814	56	1,243	2,467

Capital requirement						
UK realistic basis	276	-	-	-	-	276
Other regulatory bases	-	17	332	29	-	378
	276	17	332	29	-	654
Overall surplus						
capital over						
regulatory						
requirements						1,813
Analysis of						
policyholders'						
liabilities						
With-profits	13,519	243	-	-	-	13,762
Unit-linked	-	-	13,853	8,871	-	22,724
Non-participating	2,783	39	3,128	58	-	6,008
Total technical						
liabilities	16,302	282	16,981	8,929	-	42,494

At 31 December 2004

	UK with-profits (FPLP)	UK with-profits (FPLA)	UK non-participating funds	Overseas Life & Pensions funds	Life & Pensions shareholders' funds	Total Life & Pensions business
	£m	£m	£m	£m	£m	£m
Shareholders' funds						
Outside fund	-	-	-	-	355	355
Inside fund	-	-	1,126	36	-	1,162
	-	-	1,126	36	355	1,517

Other qualifying						
capital						
Subordinated debt	-	-	215	-	-	215
Preference shares	-	-	-	-	300	300
Implicit items	-	-	110	-	-	110
FFA	174	82	-	-	-	256
	174	82	1,451	36	655	2,398
Regulatory						
adjustments						
Assets	15	(2)	(549)	(198)	(6)	(740)
Liabilities	-	2	244	191	-	437
Shareholders' share						
of future bonuses	(58)	-	-	-	-	(58)
Total available						
capital resources	131	82	1,146	29	649	2,037
Capital requirement						
UK realistic basis	279	-	-	-	-	279
Other regulatory						
bases	253	33	264	6	-	556
	532	33	264	6	-	835
Overall surplus						
capital over						
regulatory						
requirements						1,202
Analysis of						
policyholders'						
liabilities						
With-profits	13,034	261	-	-	-	13,295
Unit-linked	-	-	10,787	2,356	-	13,143
Non-participating	2,595	36	2,929	50	-	5,610

Total technical						
liabilities	15,629	297	13,716	2,406	-	32,048

10. Movement in capital and reserves

	Equity attributable to equity holders of the parent						
	Share capital £m	Share premium £m	Other reserves £m	STICS £m	Total £m	Minority interest £m	Total £m
At 1 January 2005	199	1,799	421	299	2,718	80	2,798
Total recognised income and expense for the year	-	-	107	37	144	17	161
Dividends on equity shares	-	-	(157)	-	(157)	(29)	(186)
Interest paid on STICS	-	-	-	(21)	(21)	-	(21)
Appropriations of profit	-	-	(157)	(21)	(178)	(29)	(207)
Issue of share capital	-	-	-	-	-	-	-
Issue of STICS	-	-	-	495	495	-	495
Share based payments	-	5	14	-	19	12	31
Disposal of subsidiary	-	-	-	-	-	54	54
Change in participation in subsidiary	-	-	-	-	-	42	42
Allotment on acquisition of Lombard	15	234	-	-	249	-	249
Conversion option	-	-	51	-	51	-	51
Property transfer into trust	-	-	-	-	-	266	266
At 31 December 2005	214	2,038	436	810	3,498	442	3,940

	Equity attributable to equity holders of the parent						
	Share capital £m	Share premium £m	Other reserves £m	STICS £m	Total £m	Minority interest £m	Total £m
At 1 January 2004	172	1,446	376	299	2,293	(67)	2,226
Total recognised income and expense for the year	-	-	138	21	159	15	174
Dividends on equity shares	-	-	(134)	-	(134)	(16)	(150)
Interest paid on STICS	-	-	-	(21)	(21)	-	(21)
Appropriations of profit	-	-	(134)	(21)	(155)	(16)	(171)
Issue of share capital	17	212	-	-	229	-	229
Share based payments	1	2	4	-	7	-	7
Unclaimed shares on demutualisation	-	15	-	-	15	-	15
Allotment on acquisition of F&C	9	124	-	-	133	148	281
Profit on deemed disposal							

of F&C	-	-	37	-	37	-	37
At 31 December 2004	199	1,799	421	299	2,718	80	2,798

11. Contingent liabilities and commitments

(a) Past sales

The Group has made provision for the estimated cost of settling complaints in respect of past sales. Although the provisions are regularly reviewed, the final outcome could be different from the provisions established as these costs cannot be calculated with certainty and are influenced by external factors beyond the control of management. Such uncertainties include future regulatory actions, media attention and investment performance. The majority of the uncertainty relates to endowment mortgages although a number of other products are being reviewed as an ongoing process. It is expected that the majority of endowment cases requiring compensation will be settled in the next two years.

(b) VAT on investment trust management fees

In a current European Court case, a UK investment trust is seeking to establish that management services to UK investment trusts should be a VAT exempt supply, rather than a taxable supply in accordance with current UK VAT law. If this case were successful, a number of group companies, in common with other relevant fund managers in the UK, would face claims from those investment trusts to which they have supplied services for repayment of the VAT they have charged to them. The AITC (a party to the above litigation) has indicated that it believes claims dating back as far as 1990 may be lodged with fund managers by investment trusts. Companies in the F&C group can submit repayment claims to HM Revenue & Customs, but only dating back as far as 2001, being the maximum time period permitted. The Group has begun to receive protective claims from a number of its investment trust clients and has lodged protective claims with HM Revenue & Customs. At present, the directors of F&C are not able to judge the likelihood that the VAT court case will be successful, nor are they able to quantify the claims that may be received or the extent to which such claims could be mitigated and therefore, are not able to quantify the potential liability.

(c) F&C acquisition

In December 2000, when Eureko BV acquired F&C Group (Holdings) Limited, approximately 73% of the ordinary issued shares of F&C Group Management Limited, a subsidiary company, were held in the form of two bearer share warrants which could not be located prior to the completion of the sale. Eureko BV was indemnified by F&C Group (Holdings) Limited against any losses suffered as a result of the loss of the old share warrants or the issue of replacement share warrants. Since a bearer share warrant issued by a company entitles the bearer to the shares specified in the share warrant, there is a risk that the third party holding the old share warrants may claim that it is entitled to the specified shares in F&C Group Management Limited. If a third party were successful in establishing a claim in relation to the old share warrants, F&C Group (Holdings) Limited could be liable to indemnify F&C Group Management Limited under the original indemnity arrangements, which could have a material adverse effect on F&C's business, results of operations and/or financial condition.

Although there is a possibility that a third party may seek to establish that it is entitled to the shares specified in the old share warrants, the directors of F&C have been informed that Eureko BV has been advised that the prospect of a third party succeeding in such a claim is remote. Under the terms of the 2004 merger between ISIS and F&C, Eureko Holdings has given a specific indemnity (guaranteed by Eureko BV) to F&C in respect of losses arising in relation to the lost share warrants to bearer in F&C Group Management Limited (including in respect of the indemnity granted by F&C Group (Holdings) Limited to F&C Group Management Limited) which is capped at approximately £432m.

(d) Operating leases where the Group is lessee

The Group leases a number of properties under operating leases. These leases typically run for a period of 50 years, with an option of renewal at the end of the lease. Lease terms include annual escalation clauses to reflect current market conditions.

The future minimum rentals payable under non-cancellable leases are as follows:

		2005			2004	
	Land and			Land and		
	buildings	Other	Total	buildings	Other	Total
	£m	£m	£m	£m	£m	£m
Within one year	1	3	4	2	3	5
Between one and five years	2	1	3	1	-	1
In more than five years	13	-	13	13	-	13
Total operating lease payables	16	4	20	16	3	19

12. Business combinations - Lombard acquisition

On 11 January 2005 the Group acquired 100% of the voting rights of Lombard, a non-listed wealth management group of companies, incorporated in Luxembourg. The following table summarises the assets and liabilities acquired:

	Book value on acquisition	Fair value adjustments	Fair value on acquisition
	£m	£m	£m
Intangible assets			
Present value of in-force business	-	230	230
Other intangibles	3	103	106
Property and equipment	1	-	1
Financial assets	3,719	-	3,719
Deferred acquisition costs	70	-	70
Deferred tax asset	8	7	15
Other receivables	11	-	11
Other prepayments and accrued income	8	-	8
Cash and cash equivalents	485	-	485
Investment contracts	(4,187)	-	(4,187)
Interest-bearing loans and borrowings	(28)	-	(28)
Provisions	(5)	2	(3)
Deferred tax liabilities	-	(86)	(86)
Other payables	(34)	-	(34)
Deferred income	(52)	-	(52)
	(1)	256	255
Goodwill arising on acquisition			151
Total			406
Discharged by:			
Issue of 150.2m ordinary shares in the company			250
Future consideration			146
Acquisition costs			10
Total consideration			406

The fair value of adjustments include £103m of intangible assets (primarily

relating to distribution relationships) and present value of acquired value of in-force business of £230m. These have been grossed up for the tax amortisation benefit.

The £250m fair value of shares issued was based on the market price on the date of exchange. 150,249,291 ordinary shares of Friends Provident plc were issued for the acquisition in three individual allotments (1st allotment: 113,477,763 shares at £1.645 per share), (2nd allotment: 389,414 shares at £1.733 per share) and (3rd allotment: 36,382,114 shares at £1.705 per share).

Future consideration represents future earn-out payments to be made which are variable on Lombard's performance. Earn-out payments in respect of 2004 performance have already been settled in shares; further consideration is due in respect of earn-out for 2005 and 2006 performance. The payments are dependent on Lombard achieving certain performance thresholds for both new business profits and underlying embedded value. Earn-out payments are payable in shares or cash, at the Group's option. The payment in respect of 2004 was capped at €90m (£62m) and payment in respect of 2005 will be capped at €85m (£58m) with any excess combined with the final potential payment in respect of the 2006 year.

The goodwill of £151m is attributable to the quality, experience and knowledge of Lombard management and staff, which is expected to generate significant new business value in the foreseeable future. Such experience and knowledge manifests itself in existing business relationships (and the ability to maintain and further develop these), and processes that are not captured in separately identifiable intangible assets. The diversification of Lombard's business and the flexible business model and relative unique competitive position also adds significant value.

Illustrations of the future earn-out payments have been made on a range of scenarios. Each scenario assumes a payment for 2005 of €85m, and a payment for 2006 based on a growth in new business profits from a 2005 base.

	Earn-out payment for 2006		Total earn-out payments for 2005 and 2006	
Growth in 2006 new business profits	€m	£m	€m	£m
0%	102	70	187	128
15%	128	88	213	146
25%	152	104	237	162

For the purpose of calculating the consideration reflected in the financial statements it has been assumed that growth rate will be 15% in 2006. The earn-out payments have been calculated in euros and converted to sterling at an exchange rate of 1.4554. The impact of Lombard on the result for 2005 has been to increase revenue by £568m and profit before tax by £8m.

13. Discontinued operations

The Group held a controlling interest in ISIS Equity Partners plc, a venture capital organisation, which controlled a number of underlying unquoted companies, primarily through investments by FPLP's With Profits Fund. Under IFRS rules, it was necessary to fully consolidate these companies into the Group accounts at 31 December 2004 rather than treat them as investments. The Group disposed of its controlling interest in ISIS Equity Partners plc on 30 June 2005 and the results of these companies have been shown as discontinued activities. As a result of the disposal, the Group is not required to consolidate its remaining interest in ISIS Equity Partners plc which is included in investments at 31 December 2005.

An analysis of the result of the discontinued operations is set out below. The profit after tax figure relates solely to the minority interests in the underlying unquoted companies.

+---+------------+-------------+

	2005*	2004
	£m	£m
Revenue	165	325
Expenses	(151)	(282)
Results from trading operations	14	43
Profit on disposal of subsidiaries	22	-
Loss on discontinuation	(54)	-
Transfer from/(to) the FFA	29	(17)
Profit before tax	11	26
Tax	(3)	(8)
Profit after tax from discontinued operations	8	18

* six months to 30 June 2005 when the controlling interest was disposed.

The net cash flows attributable to the discontinued operations are as follows:

	2005*	2004
	£m	£m
Operating activities	(5)	95
Investing activities	2	(75)
Financing activities	-	-
Net cash inflow	(3)	20

* six months to 30 June 2005 when the controlling interest was disposed.

14. Post balance sheet event

On 10 March 2006 an announcement was made by one of F&C's investment trust clients, F&C Latin American Trust PLC that it has decided to appoint a new manager. Whilst the exact timing on the termination of the management contract is uncertain, it is expected to be imminent. Annualised revenues from this trust are approximately £3m.

The expected loss of this business constitutes an indicator of potential impairment in the related intangibles asset which was recognised as part of the F&C acquisition, and as such, an impairment review of the investment trust management contracts will be undertaken in 2006. This review will re-assess the carrying value of the relevant assets, including their estimated remaining economic life, and determine whether any further impairment will arise.

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Director/PDMR Shareholding
Released	11:44 28-Mar-06
Number	PRNUK-2803

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING

MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

This notification is made pursuant to Disclosure Rules 3.1.4R(1).

1 Name of the issuer

Friends Provident plc

2 State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(iii) Both (i) and (ii)

3 Name of director

Howard Carter

4 State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A

5 Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

N/A

6 Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of 10p each

7 Name of registered shareholders (s) and, if more than one, the number of shares held by each of them

Howard Carter

8 State the nature of the transaction

Sale

9 Number of shares, debentures or financial instruments relating to shares acquired

N/A

10 Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11 Number of shares, debentures or

12 Percentage of issued class disposed

financial

instruments relating to shares disposed

24,560

(treasury shares of that class should not be taken into account when calculating percentage)

Insignificant

13 Price per share or value of transaction

209.81 pence per share

14 Date and place of transaction

27 March 2006, London

15 Total holding following notification and total

percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

nil

16 Date issuer informed of transaction

27 March 2006

Name of contact and telephone number for queries:

R G Ellis, Company Secretary, 01306 653087

Name and signature of duly authorized officer of issuer responsible for making the notification:

R G Ellis, Company Secretary

Date of notification:

28 March 2006

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	16:30 29-Mar-06
Number	PRNUK-2903

Treasury Shares

29 March 2006

Following the maturity and vesting of the Friends Provident plc Executive Share Option Schemes 2002 ('the 2002 ESOS') and 2003 ('the 2003 ESOS') and of the Friends Provident plc 2003 Long Term Incentive Plan (the '2003 LTIP'), Friends Provident plc (the 'Company') on 28 March 2006 transferred 14,828,794 from the Friends Provident Treasury Shares Account to satisfy the obligations under these schemes. Following such transfer, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 24,867,994 shares are held in treasury.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Director/PDMR Shareholding
Released	15:10 31-Mar-06
Number	PRNUK-3103

Notification of interests of directors/persons discharging managerial responsibility and connected persons ('PDMRs')

31 March 2006

Following the announcement on 29 March 2006 in respect of the maturity and vesting of the Friends Provident plc Executive Share Option Scheme 2002 and the Friends Provident plc Executive Share Option Scheme 2003 (the '2003 ESOS') and the Friends Provident plc 2003 Long Term Incentive Plan (the '2003 LTIP'), the Company has received notification from the following directors and PDMRs of the exercise of options granted under the terms of the 2003 ESOS and, where appropriate, the 2003 LTIP and of the following transactions:

DIRECTORS

Name	No. of 2003 ESOS options exercised on 28 March 2006 at 71 pence each	No. of 2003 LTIP shares exercised on 28 March 2006 at 10 pence each	Shares transferred to Connected Persons on 28 March 2006	No. of shares sold on 30 March 2006 at an average price of 208.02 pence	Total no. of shares held by directors and Connected Persons
K Satchell	619,719	309,859	N/A	786,065	207,229
ARG Gunn	368,311	184,155	66,000 to P E Gunn	486,466	104,961

OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

Name	No. of 2003 ESOS options exercised on 28 March 2006 at 71 pence each	No. of shares sold on 30 March 2006 at an average price of 208.02 pence	Total no. of shares held by PDMRs and Connected Persons
S J Clamp	190,140	190,140	3,463
M A Hampton	154,930	154,930	12,939
A P Jackson	163,381	163,381	7,832
J R McIver	177,464	177,464	7,942
R Sepe	182,395	182,395	10,254
J Stevens	166,200	166,200	9,498
P T	81,583	81,583	8,638

Tunnicliffe

In addition, the Company announces that on 24 March 2006 the executive directors of the Company and PDMRs listed below were granted options under the Company's Long Term Incentive Plan 2006 ('2006 LTIP'). Subject to satisfaction of performance targets, shares under the 2006 LTIP will vest in three years' time at an exercise price of 10 pence per share.

Directors	Number of shares subject to option
K Satchell	364,583
A R G Gunn	229,166
P W Moore	243,056

PDMRs	Number of shares subject to option
S J Clamp	105,612
R Sepe	99,826
J Stevens	99,826
M A Hampton	56,250
A P Jackson	58,333
J R McIver	56,250
P T Tunnicliffe	49,166

The notification of these transactions is made pursuant to Disclosure Rules DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b) and is also deemed to be disclosure made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 where appropriate.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	10:14 04-Apr-06
Number	PRNUK-0404

Treasury Shares

4 April 2006

Friends Provident plc announces that following the transfer of 119,916 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme and the Friends Provident plc Executive Share Option Scheme, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 24,748,078 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Director/PDMR Shareholding
Released	11:48 11-Apr-06
Number	PRNUK-1104

Treasury Shares and notification of interests of directors/persons discharging managerial responsibility and connected persons pursuant to DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b)

11 April 2006

Friends Provident plc announces the transfer of 23,732 treasury shares to the Trustees of the Friends Provident plc Share Incentive Plan (SIP) at a price of £2.0905 per share on 7 April 2006 to satisfy its obligation to issue shares to SIP participants in March 2006. The Company has received notification from the following persons discharging managerial responsibilities, including the executive directors of the Company, that of the 23,732 shares acquired by the Trustees, they have each acquired shares through the SIP as follows:

DIRECTORS

Name	Shares Purchased on 7 April 2006	Total no. of shares held by directors and Connected Persons
A R G Gunn	60	105,021
K Satchell	60	207,289

OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY

Name	Shares Purchased on 7 April 2006	Total no. of shares held by directors and Connected Persons
S J Clamp	60	3,523
A P Jackson	60	7,892
J R McIver	60	8,002
R Sepe	60	10,314
J Stevens	60	9,558
P T Tunnicliffe	60	8,698

Executive directors of Friends Provident plc participating in the SIP are to be regarded as interested in 10,074 shares out of the 2,029,951 shares held by the trustees of the SIP.

Following the transfer of the above treasury shares, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 24,724,346 shares are held in treasury.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	15:16 13-Apr-06
Number	PRNUK-1304

Treasury Shares

13 April 2006

Friends Provident plc announces that following the transfer of 140,615 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme and the Friends Provident plc Executive Share Option Scheme, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 24,583,741 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Issue of Debt
Released	15:18 19-Apr-06
Number	PRNUK-1904

Issue of floating rate unsecured notes 2011

19 April 2006

Friends Provident plc announces that on 18 April 2006 it issued £18,030,885 floating rate unsecured notes 2011 (the `Notes'). The Notes are not listed.

As stated in the Preliminary Results Announcement of 23 March 2006, the maximum consideration of Euro85 million has become due to the vendors in respect of the 2005 deferred consideration payable in relation to the purchase of Lombard International Assurance S.A.. Part of this maximum payment has been satisfied by the issue of the Notes and the balance has been paid in cash.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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